Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger, dated March 29, 2013 (this “Agreement”), among Century Intermediate Holding Company, a Delaware corporation (“Parent”), Century Merger Company, an Ohio corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and American Greetings Corporation, an Ohio corporation (the “Company” and, together with Parent and Merger Sub, the “Parties”).

RECITALS

A. As of the date hereof, the Family Shareholders Beneficially Own, in the aggregate, 3,130 Class A Common Shares and 2,277,937 Class B Common Shares, 325,420 Class B Common Shares of such shares being Beneficially Owned by the Officer Shareholders;

B. Concurrently with the execution and delivery of this Agreement, the Family Shareholders are entering into an agreement with Three-Twenty-Three Family Holdings, LLC, a Delaware limited liability company (“Family LLC”), and Parent, dated the date of this Agreement (the “Rollover and Contribution Agreement”), providing for (i) the contribution to Family LLC immediately prior to the Effective Time of all of the Class A Common Shares and Class B Common Shares Beneficially Owned by the Family Shareholders (the “Rolled Shares”) in exchange for all of the membership interests of Family LLC and (ii) the contribution to Parent by Family LLC immediately prior to the Effective Time of all of the Rolled Shares, on the terms and subject to the conditions provided in the Rollover and Contribution Agreement;

C. Concurrently with the execution and delivery of this Agreement, the Family Shareholders are entering into a guaranty and voting agreement in favor of the Company (the “Guaranty and Voting Agreement”) with respect to certain obligations of Parent and Merger Sub under this Agreement on the terms and subject to the conditions provided in the Guaranty and Voting Agreement, and pursuant to which the Family Shareholders agree to vote their Common Shares in favor of the adoption of this Agreement;

D. The Parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger, on the terms and subject to the conditions set forth in this Agreement;

E. The Board of Directors of the Company (the “Company Board”) (other than the Officer Shareholders, who abstained and recused themselves from all deliberations of the Company Board relating to the Merger), acting upon the unanimous recommendation of a special committee thereof consisting solely of disinterested and independent directors (the “Special Committee”), has unanimously: (i) determined that the Merger is in the best interests of the Company and its shareholders (other than the Family Shareholders, Parent and Merger Sub), and declared advisable that the Company enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the Transactions, and (iii) resolved to recommend adoption of this Agreement by the shareholders of the Company;

F. The Board of Directors of Parent and Merger Sub have each unanimously approved this Agreement and declared it advisable that Parent and Merger Sub, respectively, enter into this Agreement; and

G. Parent, Merger Sub and the Company desire to make certain representations, warranties and covenants in connection with the Merger and the Transactions and also to prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, the Parties agree as follows:

I. THE MERGER

1.1 The Merger. At the Effective Time (as hereinafter defined), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Ohio General Corporation Law (“Ohio Law”), Merger Sub will merge with and into the Company, whereupon the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

1.2 Closing. The closing of the Merger (the “Closing”) will take place at the offices of Jones Day, North Point, 901 Lakeside Avenue, Cleveland, Ohio 44114 at 10:00 a.m. on the third Business Day after the satisfaction or waiver of all of the conditions set forth in Article VI (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction of any such condition) (such date, the “Closing Date”), or at such other place, date and time as the Company and Parent may agree in writing.

1.3 Effective Time. On the Closing Date, the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Ohio in accordance with the relevant provisions of Ohio Law. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Ohio, or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with Ohio Law (such time as the Merger becomes effective, the “Effective Time”).

1.4 Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the applicable provisions of Ohio Law. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub will vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

1.5 Articles of Incorporation and Code of Regulations of the Surviving Corporation. At the Effective Time, the articles of incorporation and code of regulations of the Company, as in effect immediately prior to the Effective Time, will be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the articles of incorporation and code of regulations of Merger

Sub, and as so amended will be the articles of incorporation and code of regulations of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.8 hereof).

1.6 Directors and Officers of the Surviving Corporation. The directors of the Company immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until such time as their resignations shall become effective as contemplated by Section 5.11 or, in the case of any directors who do not submit resignations that are effective immediately after the Effective Time, until their earlier death, resignation or removal, in accordance with the articles of incorporation and the code of regulations of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the articles of incorporation and the code of regulations of the Surviving Corporation.

1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation considers or is advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation will execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

II. CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Conversion of Common Shares. Subject to Sections 2.1(c), 2.1(e) and 2.1(f), each Common Share (other than any Cancelled Shares, any Dissenting Shares and any Rolled Shares) will thereupon be converted automatically into and will thereafter represent the right to receive $18.20 in cash, without interest (the “Merger Consideration”). At the Effective Time, all Common Shares will be automatically cancelled and will cease to exist, and subject to Section 2.1(f), the holders of certificates which immediately prior to the Effective Time represented such Common Shares, and holders of Book-Entry Shares, will cease to have any rights with respect to Common Shares other than the right to receive the Merger Consideration.

(b) Rolled Shares. Each Rolled Share owned, directly or indirectly, by Family LLC, Parent or the Family Shareholders immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and will cease to exist, and no consideration will be delivered in exchange for such cancellation.

(c) Company and Merger Sub Owned Shares. Each Common Share that is held by the Company or Merger Sub immediately prior to the Effective Time (the “Cancelled Shares”) will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and will cease to exist, and no consideration will be delivered in exchange for such cancellation.

(d) Conversion of Merger Sub Common Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable common share, par value $0.01 per share, of the Surviving Corporation and will constitute the only outstanding capital shares of the Surviving Corporation (the “Surviving Shares”). From and after the Effective Time, all certificates representing the common shares of Merger Sub will be deemed for all purposes to represent the number of common shares of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(e) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding capital shares of the Company, or securities convertible or exchangeable into or exercisable for capital shares of the Company, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), the Merger Consideration will be equitably adjusted to reflect such change; provided, however, that nothing herein will be construed to permit the Company to take any action with respect to its securities that is prohibited or not expressly permitted by the terms of this Agreement.

(f) Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary and to the extent required by Ohio Law, any Common Shares that are issued and outstanding immediately prior to the Effective Time that are held by any shareholder who was a record holder of Common Shares as to which such shareholder seeks relief as of the date fixed for determination of shareholders entitled to notice of the Company Meeting, and who delivers to the Company, in accordance with Ohio Law (including Section 1701.85 of Ohio Law), a written demand for payment of the fair cash value for such Common Shares that have not been voted in favor of the proposal to adopt this Agreement at the Company Meeting (the “Dissenting Shares”, and together with the Cancelled Shares and the Rolled Shares, the “Excluded Shares”), will not be converted into the right to receive the Merger Consideration, unless and until such holder of Dissenting Shares fails to perfect or otherwise waives, withdraws or loses any such rights as a dissenting shareholder under Ohio Law. If a holder of Dissenting Shares fails to perfect or otherwise waives, withdraws or loses any such rights as a dissenting shareholder under Ohio Law, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Common Shares will automatically be converted into and represent only the right to receive the Merger Consideration, without interest, and will no longer be Excluded Shares. The Company will give Parent prompt notice of, and copies of all correspondence from, each shareholder who asserts rights as a dissenting shareholder following receipt of such shareholder’s written demand delivered as provided in Section 1701.85 of Ohio Law. Prior to the Effective Time, the Company may not, except with the prior written consent of Parent given or withheld in its sole discretion, voluntarily make any payment or commit or agree to make any payment, or settle or commit to offer to settle, any rights of a dissenting shareholder.

2.2 Exchange of Certificates. (a) Paying Agent. Concurrently with the Effective Time, Parent will deposit, or will cause to be deposited, with a U.S. bank or trust company appointed by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) to act as a paying agent hereunder (the “Paying Agent”), in trust for the benefit of holders of the Common Shares, cash in U.S. dollars in immediately available funds sufficient to pay the aggregate Merger Consideration deliverable pursuant to this Article II, payable upon due surrender of the certificates that immediately prior to the Effective Time represented the Common Shares (“Certificates”) or non-certificated Common Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article II (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company.

(b) Payment Procedures. (i) As soon as reasonably practicable after the Effective Time and in any event not later than the third Business Day following the Effective Time, the Paying Agent will mail to each holder of record of Common Shares whose Common Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1 (A) a letter of transmittal (which will specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(g)) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company shall reasonably determine) and (B) instructions for use in effecting the surrender of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(g)) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Upon surrender of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(g)) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares will be entitled to receive in exchange therefor a payment in an amount equal to the product of (x) the number of Common Shares formerly represented by such holder’s properly surrendered Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(g)) or Book-Entry Shares multiplied by (y) the Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of Certificates or Book-Entry Shares. In the event of a transfer of ownership of Common Shares that is not registered in the transfer or stock records of the Company, the Merger Consideration to be paid upon due surrender of the Certificate formerly representing such Common Shares may be paid to such a transferee if such Certificate is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other Taxes have been paid or are not applicable.

(iii) The Surviving Corporation, Parent and the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Common Shares or any holder of Company Stock Options, Company Performance Shares or Company RSUs, such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of U.S. state or local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Common Shares, Company Stock Options, Company Performance Shares or Company RSUs in respect of which or whom such deduction and withholding were made.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company will be closed, and there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Common Shares (other than the Surviving Shares) that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates (other than with respect to Surviving Shares) are presented to the Surviving Corporation, Parent or the Paying Agent for transfer, they will be cancelled and exchanged for payment in the proper amount pursuant to and subject to the requirements of this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Common Shares for six months after the Effective Time will be delivered to the Surviving Corporation, and any former holders of Common Shares who have not surrendered their Certificates or Book-Entry Shares in accordance with this Section 2.2 will thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof for payment of their claim for the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.2(b)(iii)), without any interest thereon, upon due surrender of their Certificates (or affidavits of loss in lieu of Certificates) or Book-Entry Shares. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity will become, to the extent permitted by applicable Law, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) No Liability. Notwithstanding anything herein to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former holder of Common Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund. The Paying Agent will invest all cash included in the Exchange Fund as directed by Parent; provided, however, that any investment of such cash will be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and, in any such case, no such instrument will have a maturity exceeding three months, and that no such investment or loss thereon will affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments will be paid to the Surviving Corporation pursuant to Section 2.2(d). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent will promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

(g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of an indemnity agreement or, at the election of Parent or the Paying Agent, a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, in each case, as may reasonably be requested by Parent or the Paying Agent, the Paying Agent will pay in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the number of Common Shares formerly represented by such lost, stolen or destroyed Certificate.

2.3 Treatment of Company Equity Awards. (a) Company Stock Options. Except as set forth on Section 2.3 of the Company Disclosure Schedule, effective as of the Effective Time, (i) each outstanding Company Stock Option held by a person who is then an officer, director or employee of the Company or any of its Subsidiaries and that has not otherwise been canceled, forfeited or exercised prior to or as of the Effective Time will, without any further action on the part of such holder, vest and (ii) all Company Stock Options and any other Company Stock Options that have not otherwise been canceled, forfeited or exchanged prior to the Effective Time will be, without any further action, canceled in the Merger in consideration of the payment of the Option Value. For this purpose, the “Option Value” will equal an amount in cash calculated as follows: (A)

with respect to any such Company Stock Option with a per share exercise price that is less than $18.20 (an “In-the-Money Option”), the product of (x) the excess of $18.20 over such per share exercise price and (y) the number of Common Shares subject to such In-the-Money Option immediately prior to its cancellation, and (B) with respect to any such Company Stock Option with a per share exercise price that equals or exceeds $18.20 (an “Out-of-the-Money Option”), the Out-of-the-Money Option Value. The Out-of-the-Money Option Value will be calculated as promptly as practicable after the Effective Time by a valuation advisor to be reasonably agreed upon by the Special Committee and Parent (the “Valuation Advisor”), based on the Black-Scholes option valuation methodology and using the Option Valuation Assumptions. For this purpose, the “Option Valuation Assumptions” are: (1) an assumed price of $18.20 per Common Share, (2) the actual exercise price under each Out-of-the-Money Option, (3) an option term equal to 50% of the remaining contractual term of the particular Out-of-the-Money Option as of the Effective Time (the “Remaining Option Term”), (4) expected volatility of the Class A Common Shares over the Remaining Option Term of the particular Out-of-the Money Option, estimated using the historical volatility of the Class A Common Shares over a period beginning on the grant date of the respective Out-of-the Money Option and ending on March 29, 2013, (5) a risk-free rate of interest over the Remaining Option Term of the particular Out-of-the Money Option equal to the United States Treasury Note rate as of the date of the Agreement, as reported in The Wall Street Journal (interpolated between reported rates where applicable), and (6) an expected dividend rate over the Remaining Option Term of the particular Out-of-the Money Option equal to the quotient of the most recent periodic annualized dividend payment, divided by $18.20. The determination of Option Value for Out-of-the-Money Options by the Valuation Advisor will be final and binding absent manifest error. The fees and expenses of the Valuation Advisor will be paid by the Company.

(b) Company RSUs. Except as set forth on Section 2.3 of the Company Disclosure Schedule, effective as of the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time will continue to have, and be subject to, the same terms and conditions (including vesting terms) as were applicable to such Company RSU immediately before the Effective Time, except that each such Company RSU will represent only the right to receive an amount of cash calculated by reference to a per Common Share reference price of $18.20, and will no longer represent the right to receive Common Shares or any other shares of capital stock or equity interest in the Company, Parent, the Surviving Corporation or any of their respective Affiliates.

(c) Company Performance Shares. Except as set forth on Section 2.3 of the Company Disclosure Schedule, effective as of the Effective Time, each grant of Company Performance Shares that is outstanding immediately prior to the Effective Time will continue to have, and be subject to, the same terms and conditions (including vesting terms) as were applicable to such grant of Company Performance Shares immediately before the Effective Time, provided that (i) each such grant of Company Performance Shares will represent only the right to receive an amount of cash equal to the product of (A) the number of Common Shares that would have been delivered as of the end of the applicable performance period under the applicable terms and conditions of the arrangements governing such award of Company Performance Shares and (B)

$18.20, and will no longer represent the right to receive Common Shares or any other shares of capital stock or equity interest in the Company, Parent, the Surviving Corporation or any of their respective Affiliates, and (ii) subject to the Company Stock Plans, the Board of Directors (or a committee thereof) of the Surviving Corporation may modify or adjust any performance goals relating to a grant of Company Performance Shares as it determines to be necessary or desirable following the Closing Date.

(d) General Provisions. (i) All amounts payable pursuant to this Section 2.3 will be subject to any required withholding of Taxes and will be paid by the Surviving Corporation (A) with respect to In-the-Money Options, by no later than 30 days after the Closing Date, (B) with respect to Out-of-the-Money Options, by no later than December 31, 2013 and (C) with respect to Company RSUs and Company Performance Shares, on the date the applicable amounts become payable pursuant to the existing terms thereof.

(ii) The Company covenants that it will take all such actions as may be reasonably requested by Parent that are necessary to carry out the purposes and intent of this Section 2.3, provided that such actions do not violate applicable law or the terms of any Company Benefit Plan, and would not reasonably be expected to result in adverse tax consequences to the holder of such Company equity award under Section 409A of the Code.

(iii) The Company will provide Parent with drafts of, and a reasonable opportunity to comment upon, (A) all consents, resolutions and other written actions or materials as may be required to give effect to the provisions of this Section 2.3 and (B) any communications to holders of Company Stock Options, Company RSUs and Company Performance Shares.

III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (i) in the Company SEC Documents filed or furnished on or prior to the Measurement Date (the “Filed SEC Documents”), other than any disclosure set forth in such Filed SEC Documents contained in any risk factor section thereof, in any section relating to forward-looking statements and any other disclosures included therein to the extent that they are cautionary, predictive or forward looking in nature, or (ii) in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”) prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article III to which the information in such schedule relates, provided that any disclosure set forth in any section of the Company Disclosure Schedule will be deemed set forth for purposes of any other section to the extent that it is reasonably apparent that such disclosure is relevant to such other section), the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Qualification, Organization, Subsidiaries, etc. (a) The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified to do business or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has delivered or made available to Parent a true and correct copy of the articles of incorporation, regulations or similar organizational documents, each as amended to date (collectively, the “Charter Documents”), of the Company and each of its Subsidiaries.

3.2 Capital Stock. (a) The authorized capital stock of the Company consists of 187,600,000 Class A Common Shares and 15,832,968 Class B Common Shares. As of March 27, 2013, (i) 29,008,278 Class A Common Shares were issued and outstanding, (ii) 2,883,083 Class B Common Shares were issued and outstanding, (iii) 54,849,240 Class A Common Shares and 3,174,033 Class B Common Shares were held in treasury, (iv) 1,128,069 Class A Common Shares and 0 Class B Common Shares were reserved for issuance in respect of future awards under the Company’s 1997 Equity and Performance Incentive Plan and 2007 Omnibus Incentive Compensation Plan (together, the “Company Stock Plans”), (v) 3,209,128 Class A Common Shares and 857,581 Class B Common Shares were reserved for issuance in respect of outstanding options under the Company Stock Plans (“Company Stock Options”), (vi) 466,641 Class A Common Shares and 117,601 Class B Common Shares were reserved for issuance in respect of outstanding restricted stock units under the Company Stock Plans (“Company RSUs”), and (vii) 1,279,860 Class A Common Shares and 718,992 Class B Common Shares were reserved for issuance in respect of outstanding performance share awards under the Company Stock Plans (“Company Performance Shares”). All outstanding Common Shares, and all Class A Common Shares and Class B Common Shares reserved for issuance as noted in clauses (iv), (v), (vi) and (vii), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights and issued in compliance with all applicable securities Laws.

(b) Except as otherwise provided in Section 3.2(a), there are not issued, reserved for issuance or outstanding (i) any shares of capital stock or other voting securities of the Company, (ii) any securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or any of its Subsidiaries, or (iii) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any of its Subsidiaries. Except as otherwise provided in Section 3.2(a) above, there are no outstanding obligations of the Company or any of its Subsidiaries to (A) issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any of its Subsidiaries or (B) repurchase, redeem or otherwise acquire any such securities.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(e) Section 3.2(e) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company. All equity interests (including partnership interests and limited liability company interests) of the Company’s Subsidiaries are beneficially owned, directly or indirectly, by the Company as described in Section 3.2(e) of the Company Disclosure Schedule, and all such interests have been duly and validly authorized and were validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests).

3.3 Corporate Authority Relative to This Agreement; Noncontravention. (a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Shareholder Approval and the Minority Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board, acting upon the unanimous recommendation of the Special Committee, and, except for the Company Shareholder Approval and the Minority Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. The Company Board (acting upon the unanimous recommendation of the Special Committee) has unanimously (with the Officer Shareholders abstaining) determined that this Agreement is in the best interests of the Company and its shareholders (other than the Family Shareholders, Parent and Merger Sub) and declared it advisable to enter into this Agreement, has approved this Agreement, and has resolved to recommend that the Company’s shareholders adopt this Agreement (including the Special Committee’s recommendation, the “Recommendation”). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) Other than in connection with or in compliance with (i) Ohio Law, (ii) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) rules and regulations of the New York Stock Exchange (“NYSE”), (iv) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or (v) as may otherwise be set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”), no authorization, consent or approval of, or filing with, any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”) is necessary for the consummation by the Company of the Merger in accordance with applicable Law, other than any authorizations, consents, approvals or filings that, if not obtained, made or given, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent or materially impair or delay the consummation of the Merger.

(c) The execution and delivery by the Company of this Agreement does not, and the consummation of the Transactions and compliance with the provisions hereof by the Company will not, (i) conflict with or result in any violation of any provision of the Charter Documents of (A) the Company or (B) any of its Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.3(b) and the Company Shareholder Approval and the Minority Shareholder Approval are obtained and the filings referred to in Section 3.3(b) are made, (x) result in any violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, Company Permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries, (y) result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”), upon any of the properties or assets of the Company or any of its Subsidiaries or (z) conflict with or violate any applicable Laws, other than, in the case of clauses (i)(B) and (ii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.4 Reports and Financial Statements. (a) The Company and its Subsidiaries have filed all forms, documents, statements and reports required to be filed prior to the date hereof by them with the Securities and Exchange Commission (the “SEC”) since March 1, 2011 (the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment prior to the date hereof, the Company SEC Documents complied, and each of the Company SEC Documents filed subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder applicable to such Company SEC Documents, and none of the

Company SEC Documents so filed or that will be filed subsequent to the date of this Agreement, as of such respective dates, contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents fairly present in all material respects the financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, and the absence of notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto or as permitted by Regulation S-X).

3.5 No Undisclosed Liabilities. Except (i) as reflected or reserved against in the Company’s consolidated statement of financial position (or the notes thereto) included in the Company SEC Documents filed on or prior to the date hereof, (ii) for the Merger and the other transactions contemplated by this Agreement, (iii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since November 23, 2012, and (iv) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, neither the Company nor any Subsidiary of the Company has any liabilities that would be required to be reflected or reserved against on the Company’s consolidated statement of financial position (or described in the notes thereto) prepared in accordance with GAAP, that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Compliance with Law; Permits. (a) The Company and its Subsidiaries are, and since March 1, 2011 have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of or undertaking to or agreement with any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity legally required for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened, except where such suspension or cancellation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not in violation or breach of, or default under, any Company Permit, except where such violation, breach or default has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 Environmental Laws and Regulations. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws (as hereinafter defined), (ii) since March 1, 2011, neither the Company nor any of its Subsidiaries has received any written notices, demand letters or requests for information from any Governmental Entity indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any applicable Environmental Law, (iii) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, or in a manner giving rise to any liability under Environmental Law (including remedial obligations and corrective action requirements), by the Company or any of its Subsidiaries or from any properties owned by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries, and (iv) neither the Company, its Subsidiaries nor any of their respective properties are, or, to the Company’s Knowledge, threatened to become, subject to any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or written claim asserted or arising under any applicable Environmental Law or any agreement relating to environmental liabilities. Notwithstanding any other representation or warranty in this Article III, the representations and warranties in this Section 3.7 constitute the sole representations and warranties relating to any Environmental Law or Hazardous Substances.

3.8 Employee Benefit Plans. (a) Except for such claims which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no action, dispute, suit, claim, arbitration or legal, administrative or other proceeding or governmental action (other than claims for benefits in the ordinary course) is pending or, to the Company’s Knowledge, threatened with respect to any Company Benefit Plan.

(b) Each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, except for such non-compliance which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Any Company Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code has received a favorable determination letter from the IRS which has not been revoked and, to the Company’s Knowledge, no circumstances exist which could adversely affect such qualification.

(c) Neither the Company nor any member of the Controlled Group has any actual or potential liability with respect to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(d) The execution and performance of this Agreement will not (i) constitute an event under any Company Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due from the Company to any current or former officer, employee, director or consultant (or dependents of such Persons) or (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any current or former officer, employee, director or consultant (or dependents of such Persons) of the Company.

(e) No amount that could be received (whether in cash or property or the vesting of property) as a result of the Transactions by any employee, officer or director of the Company or any of its affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(f) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) is in material documentary compliance with and has been operated in material compliance with Section 409A of the Code or, for the period prior to January 1, 2009, had been operated in good faith compliance with Section 409A of the Code.

3.9 Absence of Certain Changes or Events. Since November 23, 2012, except as otherwise required or contemplated by this Agreement, the businesses of the Company and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practice. Since March 1, 2012 through the date of this Agreement, there have not been any facts, circumstances, events, changes, effects or occurrences that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.10 Investigations; Litigation. There are no (i) investigations or proceedings pending (or, to the Company’s Knowledge, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries or (ii) actions, suits, inquiries, investigations or proceedings pending (or, to the Company’s Knowledge, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, any Governmental Entity against the Company or any of its Subsidiaries, in each case of clause (i) or (ii), which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.11 Proxy Statement; Other Information. The Proxy Statement (as hereinafter defined) will not at the time of the mailing of the Proxy Statement to the shareholders of the Company, at the time of the Company Meeting, and at the time of any amendments thereof or supplements thereto, and the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Schedule 13E-3 (as hereinafter defined) to be filed with the SEC concurrently with the filing of the Proxy Statement, will not, at the time of its filing with the SEC, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub (including with respect to any of the Family Shareholders, other than solely with respect to any such Person’s capacity as an officer or director of the Company). The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the Exchange Act, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub (including with respect to any of the Family Shareholders, other than solely with respect to any such Person’s capacity as an officer or director of the Company). The letter to shareholders, notice of meeting, proxy statement and forms of proxy to be distributed to shareholders in connection with the Merger to be filed with the SEC in connection with seeking the adoption of this Agreement are collectively referred to herein as the “Proxy Statement.” The Rule 13E-3 Transaction Statement on Schedule 13E-3 to be filed with the SEC in connection with seeking the adoption of this Agreement is referred to herein as the “Schedule 13E-3”.

3.12 Material Contracts. (a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K), (ii) which contains covenants that materially limit the ability of the Company, any of its Subsidiaries or any of its current or future Affiliates to compete in any business or with any Person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, (iii) for or relating to indebtedness for borrowed money or obligations reflected as indebtedness on the Company’s consolidated statement of financial position, in each case for or relating to an obligation to any Person other than the Company or any of its Subsidiaries, exceeding $500,000 at any one time outstanding, or under which the Company or any of its Subsidiaries has made advances or loans to any other Person (other than the Company or any of its Subsidiaries) other than advances made to employees with respect to business expenses in the ordinary course of business, or which grants any Liens (other than Permitted Liens) on any property or asset of the Company or any of its Subsidiaries and other than trade payables, advances to customers under customer contracts and other accrued liabilities made or incurred in the ordinary course of business or (iv) concerning the use or licensing of any Company Intellectual Property and is material to the conduct of the business of the Company and its Subsidiaries taken as a whole (each, a “Company Material Contract”).

(b) (i) Each Company Material Contract is valid and binding on the Company and/or its Subsidiaries, as applicable, and in full force and effect (subject to the Bankruptcy and Equity Exception) relative to the Company or its applicable Subsidiary and, to the Company’s Knowledge, is in full force and effect (subject to the Bankruptcy and Equity Exception) relative to the other party thereto, except where the failure to be valid, binding and in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Material Contract, and (iii) neither the Company nor any of its Subsidiaries has received notice of or, to the Company’s Knowledge, is aware of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Material Contract, except where such default has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13 Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them, except with respect to matters contested in good faith and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP, (iii) as of the date hereof, there are not pending or, to the Company’s Knowledge, threatened, any audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries, (iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens, and (v) the Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

3.14 Labor Matters. Neither the Company nor any of its Subsidiaries is party to, bound by, or in the process of negotiating a collective bargaining agreement, work rules or practices or similar labor-related agreement with any labor union, labor organization or works council. Except for such matters which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) as of the date hereof, there are no pending strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries (“Employees”), (ii) to the Knowledge of the Company, as of the date hereof, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iii) there is no unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, (iv) as of the date hereof, there is no slowdown, or work stoppage pending or, to the Company’s Knowledge, threatened with respect to Employees, and (v) the

Company and its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours and unfair labor practices. Except for such matters which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Act of 1998. Except for such matters which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each individual who renders or has rendered services to the Company or any of its Subsidiaries and who is not or has not been classified by the Company or any of its Subsidiaries as an employee and paid on one of their respective payrolls has, to the Company’s Knowledge, at all times been properly characterized as to his or her relationship to the Company or any of its Subsidiaries to the extent that any erroneous classification would not reasonably be anticipated to result in the failure to satisfy any qualification requirement with respect to any Company Benefit Plan, a violation of ERISA, the imposition of penalties or excise taxes with respect to any Company Benefit Plan, or result in any other liability to the Company or any of its Subsidiaries.

3.15 Real and Personal Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good and valid title to all of its owned real property and good title to all of its personal property and has valid leasehold interests under enforceable leases in all of its leased properties, in the case of each of the foregoing, free and clear of all Liens (except for Permitted Liens). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all leases under which the Company or any of its Subsidiaries lease any real or personal property are valid and effective against the Company or any of its Subsidiaries and the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries or the counterparties thereto, or event which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries or the counterparties thereto.

3.16 Company Intellectual Property. (a) Except as has not had and would not reasonably be expected to have (individually or in the aggregate) a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries owns, or has a right or license to use, the Company Intellectual Property necessary for the operation of their respective businesses as currently conducted, (ii) neither the Company nor any of its Subsidiaries has received any written claim from any third party contesting the validity, enforceability, use or ownership of any of the Company Intellectual Property that is currently unresolved and outstanding or, to the Knowledge of the Company, has any such claim been threatened, (iii) neither the Company nor any of its Subsidiaries has received any written notices of infringement or misappropriation by any third party with respect to the Company Intellectual Property, and (iv) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed or misappropriated any intellectual property rights of any third parties.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Transactions will not affect the right, title and interest of the Company and its Subsidiaries in and to the Company Intellectual Property and (ii) the Company or one of its Subsidiaries, as the case may be, has taken reasonable steps to maintain and protect the value of the Company Intellectual Property owned by the Company or such Subsidiary.

3.17 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses against such losses and risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and in amounts as are reasonably adequate to protect them and their businesses. None of the Company or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force on the date hereof and, to the Company’s Knowledge, will be outstanding and duly in force on the Closing Date.

3.18 Opinion of Financial Advisor. The Special Committee and the Company Board have received the opinion of Peter J. Solomon Company (the “Financial Advisor”) dated March 28, 2013 that based on, and subject to, the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be received by holders of Common Shares (other than the Family Shareholders, Parent, Merger Sub and the holders of Dissenting Shares) in connection with the Merger is fair from a from a financial point of view to such holders. A true, complete and executed copy thereof has been delivered to Parent. It is agreed and understood that such opinion is for the information of the Special Committee and the Company Board and may not be relied on by Parent or Merger Sub

3.19 Required Vote of the Company Shareholders Under Applicable Law. The affirmative vote of the holders of issued and outstanding Class A Common Shares and Class B Common Shares, voting together as a single class, representing at least two-thirds of all the votes entitled to be cast thereupon by holders of Class A Common Shares and Class B Common Shares is the only vote of holders of securities of the Company that is required to adopt this Agreement under applicable Law and the Company’s governing documents (the “Company Shareholder Approval”).

3.20 Finders or Brokers. Except for the Financial Advisor, neither the Company nor any of its Subsidiaries has engaged any investment banker, broker or finder in connection with the Merger that might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

3.21 State Takeover Statutes; Rights Agreement. The Company Board and the Company have taken all necessary actions to ensure that the “moratorium,” “fair price,” “control share acquisition” or other similar anti-takeover provisions of Ohio Law or similar Laws of any jurisdiction and any anti-takeover or similar provisions contained in the governing documents of the Company or any of its Subsidiaries do not, and will not, apply to the Transactions. The Company is not party to a rights agreement, “poison pill” or similar agreement or plan that would have the effect of preventing the Transactions.

3.22 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, none of the Company, any of its Subsidiaries or any other Person makes any representations or warranties, and the Company hereby disclaims any other representations or warranties, with respect to the Company, its Subsidiaries, or its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company. None of the Company, any of its Subsidiaries, or any other Person, will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery or disclosure to Parent or its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.

IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article IV to which the information in such schedule relates, provided that any disclosure set forth in any section of the Parent Disclosure Schedule will be deemed set forth for purposes of any other section to the extent that it is reasonably apparent that such disclosure is relevant to such other section), Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Qualification; Organization. Each of Family LLC, Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has the requisite corporate, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or limited liability company, as applicable, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, prevent or materially delay or materially impair the ability of Family LLC, Parent or Merger Sub to consummate the Merger and the other transactions contemplated hereby (a “Parent Material Adverse Effect”). Parent has made available to the Company true and correct copies of the articles of incorporation, regulations or similar organizational documents, each as amended to date, of Family LLC, Parent and Merger Sub.

4.2 Corporate Authority Relative to This Agreement; Noncontravention. (a) Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement and, in the case of Family LLC, Parent and Merger Sub, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, in the case of Parent and Merger Sub, and the consummation of the transactions contemplated hereby, in the case of Family LLC, Parent and Merger Sub, have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub, and the members of Family LLC having the authority to authorize such transactions, as applicable, and, except for the adoption of this Agreement by Parent as sole shareholder of Merger Sub (which will occur immediately after the execution and delivery of this Agreement), no other corporate or equivalent proceedings on the part of Family LLC, Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Other than in connection with or in compliance with (i) Ohio Law, (ii) the Exchange Act, (iii) the HSR Act, or (iv) as may otherwise be set forth in Section 4.2(b) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by Family LLC, Parent or Merger Sub of the transactions contemplated by this Agreement in accordance with applicable Law, other than any authorizations, consents or approvals or filings that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement does not, and, in the case of Family LLC, Parent and Merger Sub, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended, of (A) Family LLC, (B) Parent, or (C) any Subsidiaries of Parent, or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.2(b) are obtained and the filings referred to in Section 4.2(b) are made, (x) result in any violation of, or default (with or without notice or lapse of time, or both) under, require consent under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Family LLC, Parent or any of its Subsidiaries, (y) result in the creation of any Lien upon any of the properties or assets of Family LLC, Parent or any of its Subsidiaries or (z) conflict with or violate any applicable Laws, other than, in the case of clauses (i)(C) and (ii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.3 Proxy Statement; Other Information. None of the information supplied or to be supplied by Parent or Merger Sub in writing for inclusion or incorporation by reference in the Proxy Statement will at the time of the mailing of the Proxy Statement to the shareholders of the Company, at the time of the Company Meeting, and at the time of any amendments thereof or supplements thereto, and none of the information supplied or to be supplied by Parent or Merger Sub and contained in the Schedule 13E-3 to be filed with the SEC concurrently with the filing of the Proxy Statement, will, at the time of its filing with the SEC, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading.

4.4 Rollover Agreement. Parent has delivered to the Company, as of the date hereof a true, accurate and complete copy of the executed Rollover and Contribution Agreement executed by Family LLC, Parent and the Family Shareholders. The Rollover and Contribution Agreement is in full force and effect and is a legal, valid and binding obligation of Family LLC, Parent and the Family Shareholders. It has not been withdrawn or terminated or otherwise amended or modified in any respect, and no withdrawal, termination, amendment or modification is contemplated. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Family LLC, Parent or the Family Shareholders under the Rollover and Contribution Agreement. There are no conditions precedent or other contingencies related to the obligations of the Family Shareholders under the Rollover and Contribution Agreement to contribute to Family LLC or Parent prior to the Effective Time all of the Rolled Shares, other than as expressly set forth in or expressly contemplated by the Rollover and Contribution Agreement.

4.5 Financing. Parent has delivered to the Company, as of the date hereof, true, complete and accurate copies of (i) an executed commitment letter and the Redacted Fee Letter, each dated the date hereof, among Parent, Merger Sub and the financial institutions party thereto, providing for the debt financing described therein (being collectively referred to as the “Senior Financing”) (the “Senior Commitment Letters”) and (ii) an executed Series A Preferred Stock Purchase Agreement, dated the date hereof, between Parent and the investor party thereto, providing for the financing described therein (being collectively referred to as the “Preferred Financing”) (the “Financing Agreement” and, together with the Senior Commitment Letters, the “Financing Commitments”). The Financing Commitments are in full force and effect as of the date hereof, and are legal, valid and binding obligations of Parent, Merger Sub (with respect to the Senior Commitment Letter), and to the Knowledge of Parent, each of the other parties thereto. As of the date hereof, (A) no amendment or modification of the Financing Commitments has been made or is contemplated and (B) the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in or expressly contemplated by the

Financing Commitments (including any “market flex” provisions applicable to the Financing Commitments). Assuming (x) the Financing is funded in accordance with the Financing Commitments and (y) the Company is not in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions to Closing set forth in Section 6.1 and Section 6.3 are not capable of being satisfied, the net proceeds contemplated from the financing described in the Financing Commitments (the “Financing”), together with cash on hand of the Company and its Subsidiaries on the Closing Date, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of all amounts required to be paid pursuant to Article II and the payment of any debt required to be repaid, refinanced, redeemed, retired, cancelled, terminated or otherwise satisfied in connection with the Merger and of all fees, expenses and amounts required to be paid in connection with consummating the Merger and the Financing. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other party thereto, under the Financing Commitments, provided that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III or breach by the Company of any of its covenants hereunder. As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub as of the Effective Time, provided that Parent is not making any representation regarding the accuracy of the representations and warranties set forth in Article III, or compliance by the Company of its covenants hereunder. As of the date of this Agreement, there are no side letters or other Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (1) as expressly set forth in the Financing Commitments, (2) any customary engagement letter(s) and non-disclosure agreements(s), and (3) as do not impact the conditionality, availability or aggregate amount of the Financing. Promptly following the funding thereof, Parent will contribute the proceeds of the Preferred Financing to Merger Sub.

4.6 Guaranty and Voting Agreement. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guaranty and Voting Agreement. The Guaranty and Voting Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of each Family Shareholder, subject to the Bankruptcy and Equity Exception. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any Family Shareholder under such Guaranty and Voting Agreement.

4.7 Finders or Brokers; Payments. (a) As of the date of this Agreement, except for KeyBanc Capital Markets Inc. and Macquarie Capital (USA) Inc., none of Family LLC, Parent nor Merger Sub has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the other transactions contemplated hereby.

(b) Section 4.7(b) of the Parent Disclosure Schedule sets forth a good faith estimate of the fees and expenses incurred by the Family Shareholders, Family LLC or Parent on or prior to the date of this Agreement and expected to be incurred prior to the Closing in connection with the transactions contemplated by this Agreement.

4.8 Solvency. Assuming (a) satisfaction of the conditions to Parent and Merger Sub’s obligation to consummate the Merger, and after giving effect to the Financing and the payment of the aggregate Merger Consideration, (b) any repayment or refinancing of debt as may be contemplated in the Financing Commitments, (c) the accuracy in all material respects of the representations and warranties of the Company set forth in Article III and the Company’s performance of and compliance with, in all material respects, its covenants and agreements contained in this Agreement, (d) all estimates, projections or forecasts of the Company that have been provided to Parent and its representatives prior to the date of this Agreement have been prepared in good faith based upon assumptions that were and continue to be reasonable, (e) payment of all amounts required to be paid in connection with the consummation of the Merger, and (f) payment of all related fees and expenses, each of Family LLC, Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after consummation of the Merger.

4.9 Certain Arrangements. Except as set forth on Section 4.9 of the Parent Disclosure Schedule, there are no Contracts (i) between Family LLC, Parent, Merger Sub or any of their respective Affiliates (other than the Company), on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate to the Company or any of its Subsidiaries or the Merger or (ii) between Family LLC, Parent or Merger Sub and any shareholder of the Company pursuant to which such shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any such shareholder of the Company agrees to vote to adopt this Agreement or the Merger (other than the Guaranty and Voting Agreement) or agrees to vote against any Superior Proposal.

4.10 Investigations; Litigation. There are no (a) investigations or proceedings pending (or, to the Knowledge of Parent or Merger Sub, threatened) by any Governmental Entity with respect to Family LLC, Parent or Merger Sub or (b) actions, suits, inquiries, investigations or proceedings pending (or, to the Knowledge of Parent or Merger Sub, threatened) against or affecting Family LLC, Parent or Merger Sub, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, any Governmental Entity against Family LLC, Parent or Merger Sub, in each case of clause (a) or (b), which have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.11 Ownership and Operations of Merger Sub, Parent and Family LLC. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding stock of Merger Sub is, and as of the Effective Time will be, directly owned by Parent. Section 4.11 of the Parent Disclosure Schedule sets forth a complete and correct statement of the capitalization of Parent as of the date hereof and as of immediately prior to the consummation of the transactions contemplated by the Rollover and Contribution Agreement. As of the date hereof, Zev Weiss owns, and as of the consummation of the transactions contemplated by the Rollover and Contribution Agreement, the Family Shareholders will own, all of the membership interests of Family LLC. Parent, Merger Sub and, except as set forth in Section 4.11 of the Parent Disclosure Schedule, Family LLC have each been formed solely for the purpose of engaging in the transactions contemplated hereby. Prior to the Effective Time, none of Parent, Merger Sub or Family LLC will have engaged in other business activities or will have incurred any liabilities or obligations other than as contemplated herein.

4.12 Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub and their Affiliates are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company, any of its Subsidiaries, or any other Person, with respect thereto.

4.13 No Other Representations or Warranties. Except for the representations and warranties made by Parent and Merger Sub in this Article IV, Parent and Merger Sub make no representations or warranties, and Parent and Merger Sub hereby disclaim any other representations or warranties, with respect to Family LLC, Parent, Merger Sub, their Affiliates or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent and its Affiliates, notwithstanding the delivery or disclosure to the Company or its affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing.

V. COVENANTS

5.1 Conduct of Business by the Company and Parent. (a) From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, and except (i) as may be required by applicable Law or as expressly required by this Agreement or as permitted by Section 5.1(b), (ii) as disclosed in Section 5.1(a) of the Company Disclosure Schedule, or (iii) as otherwise consented to by Parent with respect to clauses (A) and (B) below (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to (A) conduct its business in all material respects in the ordinary course consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and to retain the services of its key officers and key employees, and (C) take no action which would materially and adversely affect or delay the ability of any of the Parties to obtain any necessary approvals of any regulatory agency or other Governmental Entity required for the Transactions or otherwise materially delay or prohibit the Transactions.

(b) Without limiting the generality of the foregoing, between the date hereof and the Effective Time, except (i) as set forth in Section 5.1(b) of the Company Disclosure Schedule, (ii) as Parent may consent in writing (which consent, with respect to any matter referred to in items (v), (vii), (viii), (ix), (x), (xi), (xviii) and (xix) (with respect to any of the foregoing enumerated items) below, shall not be unreasonably withheld, conditioned or delayed) or (iii) as otherwise expressly contemplated by this Agreement, the Company will and will cause each of its Subsidiaries not to:

(i) adjust, split, combine or reclassify any capital stock or otherwise amend the terms of its capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire or encumber, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except (A) for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary, and one regular quarterly dividend paid by the Company on its Common Shares not to exceed $0.15 per share, declared and paid consistent with prior timing and (B) in connection with the cashless exercises pursuant to the exercise of stock options issued and outstanding as of the date hereof under the Company Stock Plans;

(iii) grant any Person any right to acquire any shares of its capital stock;

(iv) issue any shares of capital stock except pursuant to (A) the exercise of Company Stock Options, (B) the vesting of Company RSUs or Company Performance Shares, granted under the Company Stock Plans and outstanding as of the date hereof and in accordance with the terms of such instruments as of the date hereof, and (C) the Company’s deferred compensation plans in accordance with the terms thereof as of the date hereof, and other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary;

(v) purchase, sell, transfer, mortgage, encumber or otherwise dispose of any properties or assets having a value in excess of $1,000,000 in the aggregate to any Person (other than to a wholly owned Subsidiary), other than encumbrances, acquisitions or dispositions pursuant to Contracts in effect as of the date of this Agreement or in the ordinary course of business consistent with past practice;

(vi) incur, assume, guarantee, prepay or become obligated with respect to any indebtedness for borrowed money or offer, place or arrange any issue of debt securities, other than any of the foregoing that is pursuant to working capital borrowings or letter of credit issuances under existing credit facilities, in each case, in the ordinary course of business consistent with past practice and would not reasonably be expected to delay, adversely affect or impede Parent’s ability to obtain the Financing;

(vii) except as specifically contemplated in Section 5.1(b) of the Company Disclosure Schedule, make any investment in excess of $5,000,000 in the aggregate, whether by purchase of stock or securities of, contributions to capital to, or purchase of any property or assets of any other Person;

(viii) make any acquisition of another Person or business, whether by purchase of stock or securities or contributions to capital in excess of $5,000,000 in the aggregate, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement;

(ix) except in the ordinary course of business consistent with past practice, enter into, renew, extend, amend or terminate (A) any Company Material Contract or Contract which if entered into prior to the date hereof would be a Company Material Contract or (B) any Contracts not in the ordinary course, involving the commitment or transfer of value in excess of $1,000,000 in the aggregate in any year;

(x) except to the extent required by Law or any Company Benefit Plan in effect as of the date hereof, (A) increase in any manner the compensation or benefits of any employees, officers, directors, consultants or independent contractors of the Company or any of its Subsidiaries, except for increases in base salary in the ordinary course of business consistent with past practice, (B) pay any severance or retirement benefits to any employees, directors, consultants or independent contractors of the Company or any of its Subsidiaries, except with respect to officers, directors and consultants in the ordinary course of business consistent with past practice, (C) accelerate the vesting of, or the lapsing of forfeiture restrictions or conditions with respect to, any equity or equity-based awards, (D) establish or cause the funding of any “rabbi trust” or similar arrangement, (E) establish, adopt, amend or terminate any arrangement that would be a Company Benefit Plan if in effect on the date hereof or (F) enter into, amend, alter, adopt, implement or otherwise make any commitment to do any of the foregoing;

(xi) except in the ordinary course of business consistent with past practice, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages not in excess of $1,000,000 or any obligation or liability of the Company in excess of such amount;

(xii) amend or waive any provision of the Charter Documents;

(xiii) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied;

(xiv) enter into any “non-compete” or similar agreement that would materially restrict the businesses of the Surviving Corporation, its Subsidiaries or its current or future Affiliates following the Effective Time;

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity;

(xvi) implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as may be required by GAAP or applicable Law;

(xvii) (A) make, change or revoke any material Tax election, (B) change any method of reporting for Tax purposes, (C) settle or compromise any material Tax claim, audit or dispute, or (D) make or surrender any claim for a material refund of Taxes, in the case of each of (C) or (D) in excess of $1,000,000;

(xviii) other than in the ordinary course of business consistent with past practice, enter into any new, or materially amend or otherwise materially alter any current, agreement or obligations with any Affiliate of the Company; or

(xix) agree to take or make any commitment to take any of the actions prohibited by this Section 5.1(b); provided, that nothing in this Section 5.1(b) will preclude the fiduciaries of the 401(k) Plan from purchasing, or selling or otherwise disposing of, Common Shares in the open market in connection with administering the common stock fund being maintained in connection with said 401(k) Plan.

(c) For purposes of this Section 5.1 and the definition of Company Material Adverse Effect, the consent of any Officer Shareholder will be deemed the consent of Parent.

5.2 Access and Information. From the date hereof until the Effective Time and subject to the requirements of applicable Law and the Confidentiality Agreement, the Company will (a) provide to Parent, its counsel, financial advisors, auditors and other authorized representatives and Financing Sources and their representatives, reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries and to such other information as Parent reasonably requests and (b) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its Subsidiaries to cooperate reasonably with Parent with respect to the foregoing matters. Prior to the Effective Time, the Company will provide to Parent and its representatives and the Financing Sources and their respective representatives, as promptly as practicable when finalized and available for distribution, (i) consolidated financial statements of the Company and its Subsidiaries (including statement of financial position, income statement and statement of cash flows) for each month through the Effective Time, as prepared by management for internal use and (ii) any update of quarterly projections. Any activities pursuant to this Section 5.2 will be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained by Parent or Merger Sub pursuant to the activities contemplated by this Section 5.2 will affect or be deemed to modify any representation or warranty made by the Company in Article III.

5.3 No Solicitation. (a) Subject to Section 5.3(c) through Section 5.3(g), the Company will not, nor will it authorize or permit any of its Subsidiaries to, and will use its reasonable best efforts to instruct and cause any of its or their respective officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its Subsidiaries (“Representatives”) not to, directly or indirectly, (i) initiate, solicit, encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal, (ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with an actual or proposed Alternative Proposal, or otherwise encourage or knowingly facilitate any effort or attempt to make or implement an Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Alternative Proposal, (v) amend, terminate, fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement (except that the Company may allow the counterparty thereto to make an Alternative Proposal and otherwise amend, terminate or fail to enforce (or grant a consent under) the provisions thereof in connection with negotiations and discussions permitted by this Section 5.3), or (vi) resolve to propose or agree to do any of the foregoing.

(b) The Company will, and will cause each of its Subsidiaries to, and will use its reasonable best efforts to instruct and cause each of its and its Subsidiaries’ respective Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person (other than the Parties) that has made or indicated an intention to make an Alternative Proposal.

(c) Notwithstanding anything to the contrary in Section 5.3(a) or 5.3(b), if following the date of this Agreement and prior to obtaining the Company Shareholder Approval and the Minority Shareholder Approval, (i) the Company receives an unsolicited Alternative Proposal, (ii) the Company has not breached Section 5.3(a) or 5.3(b) (except where such breaches, individually or in the aggregate, did not materially contribute to the making of the Alternative Proposal described in the preceding clause (i)), (iii) the Company Board (acting through the Special Committee) determines, in good faith based on the information then available, after consultation with counsel and financial advisors, that such Alternative Proposal constitutes or is reasonably likely to result in a Superior Proposal, and (iv) after consultation with its counsel, the Company Board (acting through the Special Committee, if then in existence) determines in good faith based on the information then available that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Ohio Law, then the Company may (A) furnish information to the Person making such Alternative Proposal and its Representatives pursuant to a confidentiality agreement containing terms no less restrictive than those contained in the Confidentiality Agreement, provided that such confidentiality agreement will not contain any provisions that would prevent the Company from complying with its obligation to provide the required disclosures to Parent pursuant to this Section 5.3 and it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Alternative Proposal, and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Alternative Proposal; provided, however, that the Company will promptly provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Alternative Proposal or its Representatives which was not previously provided or made available to Parent.

(d) Neither the Company Board nor any committee thereof, including the Special Committee, may (i) (A) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Recommendation or (B) fail to recommend against acceptance of any tender offer or exchange offer that is publicly disclosed (other than by Parent or Merger Sub) prior to the earlier of the date of the Company Meeting and ten Business Days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act or recommend that the shareholders of the Company tender their shares in such tender offer or exchange offer, (ii) approve or recommend, or publicly propose to approve, endorse or recommend, any Alternative Proposal ((i) and (ii), a “Recommendation Change”), or (iii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement (other than, for the avoidance of doubt, entering into a confidentiality agreement as contemplated by Section 5.3(c)) relating to any Alternative Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval and the Minority Shareholder Approval, the Special Committee may, in response to an Intervening Event, effect a Recommendation Change, provided that the Special Committee determines in good faith, after consultation with its counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under Ohio Law.

(e) Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval or the Minority Shareholder Approval, the Special Committee may, in response to a Superior Proposal, terminate this Agreement pursuant to Section 7.1(c)(ii) if: (i) such Superior Proposal did not result from a breach of Section 5.3 and is not withdrawn, (ii) the Company Board (acting through the Special Committee) determines, in good faith after consultation with counsel, that the failure to terminate this Agreement pursuant to Section 7.1(c)(ii) would be inconsistent with the directors’ fiduciary duties under Ohio Law, (iii) the Company provides Parent five Business Days prior written notice of its intention to take such action, which notice includes the information with respect to such Superior Proposal that is specified in Section 5.3(f), (iv) after providing such notice and prior to taking any action pursuant to Section 7.1(c)(ii), with respect to a Superior Proposal, the Company negotiates in good faith with Parent during such five Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board and the Special Committee not to take such action pursuant to Section 7.1(c)(ii) and (v) the Company Board and the Special Committee have considered in good faith any changes to this Agreement offered in writing by Parent and shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect; provided that, for the avoidance of doubt, neither the Company Board nor any committee thereof may take any action pursuant to Section 7.1(c)(ii) with respect to a Superior Proposal prior to the time that is five Business Days after it has provided the written notice required by clause (iii) above, provided further that in the event that the Superior Proposal is thereafter modified by the party making such Superior Proposal, the Company provides written notice of such modified Superior Proposal to Parent and again complies with this Section 5.3(e), except that the Company’s advance written notice obligation will be reduced to three Business Days (rather than the five Business Days otherwise contemplated by this Section 5.3(e)).

(f) The Company will promptly (and in any event within 48 hours) advise Parent orally and in writing of (i) any Alternative Proposal or inquiry with respect to or that would reasonably be expected to lead to any Alternative Proposal and (ii) any inquiry or request for discussion or negotiation regarding an Alternative Proposal including, in each case, the identity of the Person making any such Alternative Proposal or inquiry and the material terms of any such Alternative Proposal or inquiry (including, if applicable, copies of any document or correspondence evidencing such Alternative Proposal or inquiry). The Company, upon the request of Parent, will keep Parent reasonably informed of the status (including any material change to the terms thereof) of any such Alternative Proposal or inquiry.

(g) Nothing contained in this Agreement prohibits the Company, the Company Board or any committee thereof from disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders) in order to comply with federal or state Law or making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, however, that any communication to shareholders other than a “stop, look and listen” of the type contemplated by Rule 14d-9(f) and Rule 14e-2(a) promulgated under the Exchange Act will be deemed to be a Recommendation Change unless such disclosure expressly reaffirms the Company Board’s recommendation in favor of adoption of this Agreement or expressly rejects any applicable Alternative Proposal.

(h) Nothing contained in this Agreement affects the rights of the Family Shareholders in respect of the voting or disposition of their Common Shares, including in respect of any Superior Proposal or other event; provided that this Section 5.3(h) does not affect the rights and obligations under the Guaranty and Voting Agreement of the parties thereto.

5.4 Filings; Shareholder Approval. (a) As promptly as practicable following the date of this Agreement, the Company will prepare the Proxy Statement, and the Company and Parent will prepare the Schedule 13E-3. Parent and the Company will cooperate with each other in connection with the preparation of the foregoing documents. The Company will use its reasonable best efforts to have the Proxy Statement, and Parent and the Company will use their reasonable best efforts to have the Schedule 13E-3, cleared by the SEC as promptly as practicable after such filing. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Proxy Statement is cleared by the SEC. The Company will as promptly as practicable notify Parent of the receipt of any oral or written comments from the SEC relating to the Proxy Statement. The Company will cooperate and provide Parent with a reasonable opportunity to review and comment on the draft of the Proxy Statement (including each amendment or supplement thereto), and Parent and the Company will cooperate and provide each other with a reasonable opportunity to review and comment in good faith on the draft Schedule 13E-3 (including each amendment or supplement thereto) and all responses to requests for additional information by and replies to comments of the SEC, prior to filing such with or sending such to the SEC, and Parent and the Company will provide each other with copies of all such filings made and correspondence with the SEC with respect thereto. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub (including with respect to any of the Family Shareholders) for inclusion or incorporation by reference in the Proxy Statement. If at any time prior to the Company Meeting, any information should be discovered by any Party which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party which discovers such information will promptly notify the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the appropriate Party with the SEC and disseminated by the Company to the shareholders of the Company.

(b) The Company will (i) take all action necessary in accordance with Ohio Law and its articles of incorporation and code of regulations to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable following the mailing of the Proxy Statement for the purpose of obtaining the Company Shareholder Approval and the Minority Shareholder Approval (such meeting or any adjournment or postponement thereof, the “Company Meeting”) and (ii) subject to Section 5.3, use reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Section 7.1 and subject to compliance with Section 7.2, the Company will take all of the actions contemplated by this Section 5.4 and will submit this Agreement for adoption by the shareholders of the Company at such meeting.

5.5 Reasonable Best Efforts. (a) Subject to the terms and conditions set forth in this Agreement, each of the Parties will use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated hereby.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent will (i) promptly, but in no event later than 20 days after the date hereof, make their respective filings and thereafter make any other required submissions under the HSR Act as promptly as reasonably practicable, (ii) cooperate with each other in (A) determining whether any other filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use reasonable efforts to take, or to cause to be taken, all other actions and to do, or to cause to be done, all other things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date (as hereinafter defined)), (iv) subject to applicable Law, keep each other apprised in all material respects of the status of matters relating to the completion of the transactions contemplated by this Agreement including, to the extent permitted by applicable Law, promptly furnishing the other with true and complete copies of notices or other material communications sent or received by the Company or Parent, as the case may be, or any of their Subsidiaries, to or from any third party and/or any Governmental Entity with respect thereto, and permit the other to review in advance any proposed material communication by such party to any supervisory or Governmental Entity, and (v) give the other reasonable notice of, and, to the extent permitted by such Governmental Entity, allow the other to attend and participate at any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry or proceeding relating thereto. The Company and Parent will permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity.

(c) Subject to Section 5.5(d), each of Parent and the Company will use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith and subject to Section 5.5(d), if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company will cooperate in all respects with each other and use their respective reasonable best efforts to contest and resist any such Action (through negotiation, litigation or otherwise), and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent (each, an “Order”), that is in effect and that prohibits, prevents, delays or restricts consummation of the Merger or the other transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action. Each of Parent and the Company will use its reasonable best efforts to take such action as may be required to cause the expiration or termination of the waiting periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

(d) Notwithstanding anything to the contrary in this Agreement, neither Parent nor the Company will be required to divest, hold separate (including by trust or otherwise) or otherwise commit to take any action that limits its freedom of action with respect to its respective ability to retain or operate any of its businesses, services or assets; provided, however, that unless Parent or the Company otherwise agree, if necessary to avoid the Federal Trade Commission, Department of Justice or other Governmental Entity instituting an Action under Antitrust Laws challenging the transactions contemplated by this Agreement and seeking an Order, then Parent and the Company will agree collectively to divest or hold separate (including by trust or otherwise) or otherwise take any action that limits Parent’s or the Company’s freedom of action with respect to its respective ability to retain or operate any of its businesses, services or assets, except to the extent such action would reasonably be expected to have a material adverse effect after the Closing on Parent and the Surviving Corporation, taken as a whole, provided further, however, that neither Parent nor the Company may agree, without the other’s prior written consent, to divest or hold separate or take any other action or agree to any limitation that limits its freedom of action with respect to its ability to retain or operate any of its businesses, services or assets unless such actions are conditioned upon the occurrence of the Closing or are effective only on or after the Closing.

(e) Subject to the rights of Parent in Section 5.10, and in furtherance and not in limitation of the covenants of the Parties contained in this Section 5.5, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement, each of the Company and Parent will cooperate in all respects with each other and use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or any other transactions contemplated hereby. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.5 will limit a Party’s right to terminate this Agreement pursuant to the terms hereof so long as such Party has, prior to such termination, complied with its obligations under this Section 5.5.

5.6 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation becomes applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent and the members of their respective Boards of Directors will grant such approvals and take such actions as are reasonably necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger and the other transactions contemplated hereby.

5.7 Public Announcements. Neither the Company nor Parent will issue any press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby without the prior consent of the other party and each of Parent and the Company will consult with each other prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, in all cases except as a Party may determine in good faith is required by applicable Law, by obligations pursuant to any listing agreement with any national securities exchange, by request of any Governmental Entity or as permitted under Section 5.3. The press release announcing the execution and delivery of this Agreement will be in substantially the form previously approved by the Parties.

5.8 Indemnification and Insurance. (a) From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation will indemnify and hold harmless each Indemnified Party with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director or officer of the Company or any of its Subsidiaries or (ii) acts or omissions by such Indemnified Party in the Indemnified Party’s capacity as a director, officer, employee or agent of the Company or a Subsidiary of the Company or taken at the request of the Company or a Subsidiary of the Company (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person), in each case under (i) or (ii), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the Merger or the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under Ohio Law, but only to the extent that such Indemnified Party may be indemnified pursuant to the respective Charter Documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement or in any written agreement in existence as of the date of this Agreement providing for indemnification between an Indemnified Party and the Company or any of its Subsidiaries.

(b) Parent guarantees, and the Surviving Corporation will assume, all obligations of the Company and any of its Subsidiaries in respect of rights of exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the Indemnified Parties as provided in the respective Charter Documents of the Company or any of its Subsidiaries or in any written agreement described on the Company Disclosure Schedule or filed as an exhibit to any Filed SEC Document or available under Ohio Law; provided, however, that all rights to indemnification in respect of any Action (as hereinafter defined) pending or asserted or any claim made within such period will continue until the disposition of such Action or resolution of such claim. Without limiting the foregoing, Parent, from and after the Effective Time until six years from the Effective Time, will cause, unless otherwise required by Law, the articles of incorporation and code of regulations or similar organizational documents of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Charter Documents and/or available under Ohio Law, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties. In addition, from the Effective Time until six years from the Effective Time, Parent will, and will cause the Surviving Corporation to, advance any expenses (including fees and expenses of legal counsel) of any Indemnified Party under this Section 5.8 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.8) as incurred to the fullest extent permitted under applicable Law, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 5.8(b).

(c) For a period of six years from the Effective Time, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, or provide substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the date hereof, with respect to matters arising on or before the Effective Time covering without limitation the Merger and the other transactions contemplated hereby; provided, however, that after the Effective Time, Parent will not be required to pay annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case will purchase as much coverage as reasonably practicable for such amount; and further provided that if the Surviving Corporation purchases a “tail policy” and the same coverage costs (on an annualized basis) more than 250% of such last annual premium, the Surviving

Corporation will purchase the maximum amount of coverage that can be obtained (on an annualized basis) for 250% of such last annual premium. The Company may prior to the Effective Time purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.8(c) and the Surviving Corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) Parent or the Surviving Corporation will have the right, but not the obligation, to assume and control the defense of any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.8 (each, a “Claim”), provided that none of Parent or the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any such Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of, and no admission of wrongdoing in respect of, such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnified Parties will cooperate in the defense of any Claim and will provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e) The provisions of this Section 5.8 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Charter Documents, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.8 may not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 5.8 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 5.8 applies will be third party beneficiaries of this Section 5.8).

(f) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 5.8.

5.9 Financing. (a) (i) Parent and Merger Sub will use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Commitments (including any applicable “market flex” provisions), and use reasonable best efforts to (A) maintain in effect the Financing Commitments until the Merger is consummated, (B) negotiate and enter into definitive agreements with respect to the Financing on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Financing Commitments (or on other terms that are acceptable to Parent and could not reasonably be expected to (1) reduce the aggregate amount of net cash proceeds available from the Financing, (2) introduce new or additional conditions or otherwise be reasonably likely to prevent, impede, delay or impair the availability of the Financing or the ability of Parent or Merger Sub to consummate the Merger as of the Closing or (3) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitments, (C) satisfy on or prior to the Closing all conditions precedent applicable to Parent and Merger Sub in the Financing Commitments, (D) consummate the Financing at or prior to the Closing, (E) enforce the rights of Parent and Merger Sub under the Financing Commitments and (F) comply in all material respects with its covenants and other obligations under the Financing Commitments. Notwithstanding anything contained herein to the contrary, neither Parent nor Merger Sub will permit any amendment, supplement or other modification of, or waiver of any provision or remedy under, the Financing Commitments to the extent such amendment, supplement, other modification or waiver could reasonably be expected to (1) reduce the aggregate amount of net cash proceeds available from the Financing, (2) introduce new or additional conditions or otherwise be reasonably likely to prevent, impede, delay or impair the availability of the Financing or the ability of Parent or Merger Sub to consummate the Merger as of the Closing, or (3) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitments. Parent and Merger Sub will deliver to the Company copies of any such amendment, modification, replacement or waiver promptly upon its execution thereof.

(ii) Upon request, Parent will keep the Company reasonably informed of the status of its efforts to arrange the Financing and provide to the Company copies of the material definitive documents for the Financing. Parent will give the Company prompt notice (which shall in no event be more than two Business Days from the date of Knowledge): (A) of any actual or alleged breach or default by any party to any Financing Commitments or definitive document related to the Financing, (B) of the receipt of any written notice or other written communication from a financing source for the Financing with respect to any (x) actual or alleged breach, default, termination or repudiation by any party to any Financing Commitments or any definitive document related to the Financing or any provisions of the Financing Commitments or any definitive document related to the Financing or (y) material dispute or disagreement between or among any parties to any Financing Commitments or any definitive document related to the

Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing, and (C) if Parent and Merger Sub determine in good faith that they will not be able to satisfy any of the obligations to, or otherwise be able to obtain, all or any portion of the Financing contemplated by the Financing Commitments on the terms, in the manner or form the sources contemplated by the Financing Commitments or the definitive documents related to the Financing. As soon as reasonably practicable, but in any event within two Business Days after the date the Company delivers a request to Parent or Merger Sub, Parent and Merger Sub will provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence. If any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Financing Commitments and such portion is reasonably required to fund the amounts contemplated to be paid by Parent or Merger Sub pursuant to this Agreement, Parent and Merger Sub will promptly (and in any event within two Business Days) notify the Company and will use their respective reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources as promptly as practicable following the occurrence of such event but no later than the Business Day immediately prior to the End Date in an amount sufficient, and on terms that will enable Parent and Merger Sub, to consummate the Merger and on terms and conditions, taken as a whole, not materially less favorable to the Company or Parent than the terms set forth in the Financing Commitments (including the flex provisions thereof) or that are otherwise approved by the Company (such approval not to be unreasonably withheld, conditioned or delayed). Parent and Merger Sub will deliver to the Company true and complete copies of all agreements (including any fee letters and engagement letters, provided that amounts in such letters may be redacted unless such redactions are related to provisions that could adversely affect the amount, conditionality, enforceability or availability of the Financing) pursuant to which any such alternative source shall have committed to provide Parent, Merger Sub or the Surviving Corporation with any portion of the Financing. Any alternative financing will (x) be in an amount sufficient to consummate the Merger (including paying the Merger Consideration, and all fees and expenses) and (y) not impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to (1) delay or prevent the Closing Date or (2) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur. Upon obtaining any commitment for any alternative Financing, such alternative Financing shall be deemed to be part of the Financing for purposes of this Agreement. The Parties will use their respective reasonable best efforts to market the Financing concurrently with the solicitation of proxies in connection with the Company Meeting, subject to the concurrence of the underwriters and lead arrangers that doing so will not adversely affect the marketing of the Financing, with the objective of completing the Merger as promptly as practicable after the date of the Company Meeting. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.9 will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) seek the Preferred Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Financing Agreement or (ii) pay any fees, any interest rates or other amounts applicable to the Senior Financing in excess of those contemplated by the Senior Commitment Letters (including the flex provisions), or agree to any “market flex” term less favorable to Parent or Merger Sub than such corresponding market flex term contained in or contemplated by the Senior Commitment Letters (in either case, whether to secure waiver of any conditions contained therein or otherwise); provided that Parent or Merger Sub, as the case may be, will pay all fees required by the Senior Commitment Letters as they become due. Notwithstanding anything contained herein to the contrary, neither Parent nor the Company will be required to provide any information or notice (i) solely in the case of Parent, to the extent that providing such information or notice is restricted by a confidentiality provision contained in the Financing Commitments as in effect on the date hereof or (ii) would violate applicable Law or would result in the loss of attorney-client privilege.

(b) Prior to the Closing, upon the request of Parent, the Company will use reasonable best efforts to provide and cause its Subsidiaries and its and their respective officers, directors, managers, employees, accountants, consultants, legal counsel, agents and other representatives to provide all cooperation reasonably requested by Parent that is customary in connection with arranging, obtaining and syndicating the Financing, including: (i) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with prospective lenders and investors and sessions with rating agencies in connection with the Financing, including direct contact between senior management (with appropriate seniority and expertise) and representatives (including accountants) of the Company and its Subsidiaries, on the one hand, and the Financing Sources and potential lenders and purchasers of, the Financing, on the other hand, (ii) furnishing all financial statements required by the Financing Commitments (as in effect on the date hereof) as an express condition to the obligations of a Financing Source thereunder within the time periods specified therein, (iii) assisting with the preparation and entering into as of the Effective Time of definitive agreements with respect to the Financing (including review of any disclosure schedules related thereto for completeness and accuracy) or the amendment of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements, in each case, on terms reasonably satisfactory to Parent and that are reasonably requested by Parent in connection with the Financing, provided that any such agreements or amendments will not take effect until Closing and no obligation of the Company or any of its Subsidiaries under any such agreements or amendments will be effective until the Effective Time, (iv) assisting with the preparation of customary materials for rating agency presentations, offering and syndication documents (including public and private information memoranda and lender presentations), business projections and similar marketing documents required in connection with the Financing; (v) furnishing Parent and the Financing Sources as promptly as practicable following Parent’s request with financial and other pertinent information regarding the Company and its Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act (excluding pro forma financial statements, pro forma adjustments and information relating specifically to the Financing (but not historical information relating to the Company and its Subsidiaries and forward looking information regarding the Company and its Subsidiaries otherwise required by applicable Law) included in liquidity and capital resources disclosure and risk factors relating to the Financing which shall be the responsibility of Parent and Merger Sub) for registered offerings of unsecured high yield non-convertible debt securities on Form S-1, as at the time during the Company’s fiscal year when such an offering will be made to finance the Merger, to the extent that the same is of the type and form that would be customarily included in offering documents used in private placements of unsecured high yield non-convertible debt securities under Rule 144A of the Securities Act (provided that in no circumstance shall the Company be required to provide subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or other information customarily excluded from a Rule 144A Offering Memorandum for high-yield non-convertible debt securities), (vi) cooperating reasonably with the Financing Sources for compliance with applicable “know your customer” and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001, (vii) cooperating reasonably with the Financing Sources’ due diligence to the extent customary, (viii) executing customary authorization letters, (ix) reasonably cooperating in respect of the conditions precedent set forth in the Financing Commitments or any definitive document relating to the Financing (to the extent the satisfaction of such condition requires the cooperation of, and is within the control of, the Company and its Subsidiaries), subject to the occurrence of the Effective Time, (x) using commercially reasonable efforts to obtain legal opinions (it being understood that Parent’s counsel will provide customary opinions as to matters of Delaware corporate law, and Ohio law and New York law, including, in each case, the Uniform Commercial Code, and U.S. federal law and the laws of other jurisdictions as appropriate), accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Company, in each case to the extent customary for financings similar to the Financing and reasonably requested by Parent, (xi) executing and delivering, which will not be effective prior to the Effective Time, any guarantees, pledge and security documents, other definitive financing documents, or other certificates or documents contemplated by the Senior Commitment Letter and hedging agreements as may be reasonably requested by Parent or Merger Sub (including a customary certificate of the chief financial officer of the Company with respect to solvency matters substantially in the form attached to the Senior Commitment Letter as at the date hereof and otherwise reasonably facilitating the pledging of collateral or provision of guarantees in connection with the Financing), (xii) using commercially reasonable efforts to obtain such consents, approvals, authorizations and instruments which may reasonably be requested by Parent or Merger Sub to be delivered at the Closing to permit the consummation of the Financing, including collateral arrangements, including obtaining payoff letters, releases, terminations, landlord waivers and access agreements, waivers, consents, estoppels and approvals as may be required in connection therewith, (xiii) reasonably cooperating with the marketing efforts of Parent and its Financing Sources for any portion of any Financing (including consenting to the use of the Company’s and its Subsidiaries’ logos; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries), (xiv) using commercially reasonable efforts to ensure that the Financing Sources benefit from the existing lending relationships of the Company and its Subsidiaries, and (xv) as of the Effective Time, taking all corporate actions necessary and reasonably requested by Parent to authorize the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time; provided, however, that with respect to each of sub-clauses (i) through (xv), (I) all non-public information or other confidential information provided pursuant to this Section 5.9 will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to potential private side syndicate members during syndication, subject to customary confidentiality undertakings by such potential syndicate members, (II) no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument will be effective until the Effective Time, and none of the Company or any of its Subsidiaries will be required to pay any commitment or other similar fee or incur any other liability, cost or expense in connection with the Financing prior to the Effective Time, (III) such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (IV) the Company will be permitted a reasonable period to comment on any documents or other information circulated to potential financing sources. Parent will promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.9 and will indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with this Section 5.9.

(c) As may be reasonably requested by Parent, the Company will promptly take such actions in respect of the Senior Notes Indentures and the notes issued pursuant thereto and the Credit Agreement (including taking such actions necessary to repay in full and terminate all obligations under the Credit Agreement at the time of the Closing), in each case as directed by and in accordance with the terms and conditions specified in writing by Parent, and the Company will consult with Parent before taking any action with respect to any of the foregoing, provided that (i) any such action will not be effective prior to the Effective Time and all costs in respect of any such action will be borne by Parent, (ii) Parent shall not request the Company to take any actions or deliver any notices to repay, refinance, redeem, retire, cancel or terminate, as applicable, the Senior Notes Indentures and the notes issued pursuant thereto, and (iii) the Company may obtain a reasonable waiver, consent or amendment under the 2021 Senior Notes Indenture as the Company determines in good faith to be necessary to permit the consummation of the transactions contemplated by the Senior Financing in a manner that does not result in a breach of Section 4.11(b)(vi) of the 2021 Senior Notes Indenture.

5.10 Shareholder Litigation. Prior to the Effective Time, Parent will give prompt notice to the Company, and the Company will give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge, on the one hand, and Parent’s Knowledge, on the other hand, threatened against such party which relate to this Agreement and the transactions contemplated hereby. The Company will give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the Merger or any other transactions contemplated hereby, whether commenced prior to or after the execution and delivery of this Agreement; provided, however, that the Company will not settle any such litigation without Parent’s prior written consent.

5.11 Resignation of Directors of the Company; Nomination of Directors of the Surviving Corporation. Prior to the Effective Time, to the extent requested by Parent, the Company will use reasonable best efforts to cause each member of the Company Board to execute and deliver a letter effectuating his or her resignation as a member of the Company Board effective immediately after the Effective Time and to nominate a successor director thereto specified by Parent for election to the board of directors of the Surviving Corporation by Parent, in its capacity as the sole shareholder of the Surviving Corporation.

5.12 Notification of Certain Matters. The Company will give prompt notice to Parent, and Parent will give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby, or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.12 will not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

5.13 Rule 16b-3. Prior to the Effective Time, the Company will take all steps as may be reasonably requested by any Party to cause dispositions of Company equity securities (including derivative securities) pursuant to the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.14 Parent Vote. Immediately following the execution of this Agreement, Parent will execute and deliver, in accordance with Section 1701.54 of Ohio Law and in its capacity as the sole shareholder of Merger Sub, a written consent adopting the Agreement.

5.15 Stock Exchange Delisting. Parent will use commercially reasonable efforts to cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

5.16 Merger Sub and Surviving Corporation. Parent will take all actions necessary to (a) cause Merger Sub and the Surviving Corporation to perform promptly their respective obligations under this Agreement, as applicable and (b) cause Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.

VI. CONDITIONS TO THE MERGER

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger are subject to the fulfillment or waiver by all Parties at or prior to the Effective Time of the following conditions:

(a) The Company Shareholder Approval shall have been obtained;

(b) The Minority Shareholder Approval shall have been obtained;

(c) No restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing, or making illegal, the consummation of the Transactions shall be in effect; and

(d) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated.

6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment or waiver in writing by the Company of the following conditions:

(a) The representations and warranties of Parent and Merger Sub shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date except where the failure of such representations and warranties to be so true and correct (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that representations and warranties that are made as of a specified date or period shall be so true and correct as described above only as of such specified date or period;

(b) Each of Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time; and

(c) Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its Chief Executive Officer or another senior executive officer, certifying that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

6.3 Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment or waiver in writing by Parent and Merger Sub of the following conditions:

(a) The representations and warranties of the Company shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect” qualification set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that representations and warranties that are made as of a specified date or period shall be so true and correct as described above only as of such specified date or period; and provided further, however, that (i) the representations and warranties contained in Section 3.1(a) (Qualification, Organization, Subsidiaries, etc.) (with respect to the Company only), Section 3.20 (Finders or Brokers) and Section 3.21 (State Takeover Statutes; Rights Agreement) shall be true and correct in all material respects and (ii) the representations and warranties contained in Section 3.2 (Capital Stock) shall be true and correct in all respects, except for such inaccuracies as are de minimis in nature and amount relative to each such representation and warranty taken as a whole and (iii) the representations and warranties contained in Section 3.3(a) (Corporate Authority Relative to this Agreement; Noncontravention), the second sentence of Section 3.9 (Absence of Certain Changes or Events), Section 3.18 (Opinion of Financial Advisor) and Section 3.19 (Required Vote of the Company Shareholders Under Applicable Law) shall be true and correct in all respects;

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time; and

(c) The Company shall have delivered to Parent a certificate, dated the Effective Time and signed by a senior executive officer of the Company (other than any Affiliate of Parent), certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied;

(d) Parent and Merger Sub shall have received the proceeds of the Financing as contemplated by the Financing Commitments; and

(e) Since the date of this Agreement, there shall not have been any Company Material Adverse Effect; provided, however, that, for the purposes of this Section 6.3(e), facts, circumstances, events, changes, effects or occurrences that are set forth in the Company Disclosure Schedule (to the extent that it is reasonably apparent that such disclosure is relevant) will not be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred.

6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in Sections 6.1, 6.2, or 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use the standard of efforts required from such Party to consummate the Transactions (and, in the case of Parent and Merger Sub, the Financing), including as required by and subject to Section 5.5.

VII. TERMINATION

7.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval and the Minority Shareholder Approval:

(a) by the mutual written consent of the Company (authorized by the Special Committee) and Parent;

(b) by either the Company (with the prior approval of the Special Committee) or Parent, if:

(i) the Effective Time shall not have occurred on or before 11:59 p.m. on September 30, 2013 (the “End Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) is not available to any Party whose failure to perform any of its obligations under this Agreement has been the primary cause of the failure of the Merger to be consummated by such time;

(ii) any Governmental Entity of competent jurisdiction enters an injunction, order, decision, opinion, decree or ruling or takes other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction, other legal restraint or order shall have become final and non-appealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to remove such injunction, other legal restraint or order in accordance with Section 5.5; or

(iii) if the Company Meeting (including any adjournment or postponement thereof) has concluded, and the Company Shareholder Approval and the Minority Shareholder Approval shall not have been obtained;

(c) by the Company (with the prior approval of the Special Committee):

(i) if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Parent, which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (B) which is not cured within the earlier of (1) the End Date and (2) 30 days following written notice to Parent; provided, that (x) the Company shall have given Parent written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the End Date), stating the Company’s intention to terminate this Agreement pursuant to this

Section 7.1(c)(i) and the basis for such termination and (y) the Company will not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(ii) if, prior to obtaining the Company Shareholder Approval and the Minority Shareholder Approval, the Company (A) has otherwise complied in all material respects with the terms of this Agreement, including Section 5.3 (including having complied fully with the notice and information requirements thereof) and (B) concurrently with the termination of this Agreement, enters into a definitive transaction agreement providing for the consummation of the transaction contemplated by a Superior Proposal;

(d) by Parent:

(i) if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of the Company which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (B) which is not cured within the earlier of (1) the End Date and (2) 30 days following written notice to the Company; provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the End Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(ii) if, prior to obtaining the Company Shareholder Approval and the Minority Shareholder Approval, the Company Board or the Special Committee (A) makes a Recommendation Change or (B) fails to make the Recommendation; or

(iii) if, prior to obtaining the Company Shareholder Approval and the Minority Shareholder Approval, the Company or any of its Subsidiaries or Representatives materially breaches its obligations under Section 5.3 or Section 5.4 and such breach is not cured within five Business Days following written notice by Parent to the Company.

7.2 Specified Expenses. (a) In the event that:

(i) (A) an Alternative Proposal has been publicly disclosed or has been made directly to the Company’s shareholders generally or any Person has publicly announced an intention (whether or not conditional) to make a bona fide Alternative Proposal, (B) thereafter this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or by the Parent pursuant to Section 7.1(d)(i), and (C) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Alternative Proposal within 12 months of the date this Agreement is terminated; provided that for purposes of clause (C) of this Section 7.2(a)(i), the references to “20%” in the definition of Alternative Proposal will be deemed to be references to “50%”;

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii);

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii); or

(iv) this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iii);

then in any such event under clause (i), (ii), (iii) or (iv) of this Section 7.2(a), the Company will pay to Parent an amount equal to the sum of Parent’s and Merger Sub’s expenses up to $7,300,000 (the “Specified Expenses”); provided, however, that the amount of the Specified Expenses payable in connection with a termination pursuant to Section 7.2(a)(i) will be reduced by the amount of any expenses actually paid by the Company to Parent pursuant to Section 8.2.

(b) Any payment required to be made pursuant to Section 7.2(a)(i) will be made to Parent promptly following the earlier of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by an Alternative Proposal. Any payment required to be made pursuant to Section 7.2(a)(iii) or Section 7.2(a)(iv) will be made to Parent promptly (and in any event not later than two Business Days after delivery to the Company of notice of demand for payment) following termination of this Agreement by Parent pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii) or by either Parent or the Company pursuant to Section 7.1(b)(iii), as applicable, and such payment will be made by wire transfer of immediately available funds to an account to be designated by Parent. Any payment required to be made pursuant to Section 7.2(a)(ii) will be made to Parent simultaneously with such termination by the Company pursuant to Section 7.1(c)(ii).

(c) In the event that the Company fails to pay any amount required pursuant to this Section 7.2 or any other expenses when due, such amounts will accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s prime lending rate plus 2%. In addition, if the Company fails to pay such amount when due, the Company will also pay all of Parent and Merger Sub’s costs and expenses (including reasonable and documented attorneys’ fees) in connection with efforts to collect such amounts. Parent and the Company acknowledge that the provisions of this Section 7.2 and Section 8.2 are an integral part of the Merger and that, without these provisions, Parent would not enter into this Agreement.

7.3 Effect of Termination. In the event of termination of this Agreement pursuant to Article VII, this Agreement will terminate, and there will be no other liability on the part of the Company, Parent, Merger Sub or any Financing Source or their respective directors, officers, Affiliates, successors or assigns, except that (a) the provisions of Section 7.2 and Section 7.3, Article VIII, the Confidentiality Agreement and the Guaranty and Voting Agreement, all of which shall survive termination of this Agreement as provided therein and (b) no Party will be relieved or released from liability for damages of any kind, including consequential damages and any other damages (whether or not communicated or contemplated at the time of execution of this Agreement) arising out of, any (i) knowing material breach of any of its representations and warranties contained in this Agreement or (ii) deliberate material breach of any of its covenants contained in this Agreement, in the case of the Company, up to an amount equal to the Specified Expenses, and in the case of Parent and Merger Sub, subject to the terms and limitations of the Guaranty and Voting Agreement. No Party claiming that such breach occurred will have any duty or otherwise be obligated to mitigate any such damages. For purposes of this Section 7.3, (A) a “knowing” breach of a representation and warranty will be deemed to have occurred only if the officers of the Company excluding the Officer Shareholders (in the case of the Company) or the Officer Shareholders (in the case of Parent) had actual knowledge of such breach as of the date of this Agreement (without any independent duty of investigation or verification other than an actual reading of the representations and warranties as they appear in this Agreement by such parties) and (B) a “deliberate” breach of any covenant or agreement will be deemed to have occurred only if the other Party took or failed to take action with actual knowledge that the action so taken or omitted to be taken constituted a breach of such covenant or agreement.

VIII. MISCELLANEOUS

8.1 No Survival of Representations and Warranties. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article II and Section 5.8 (Indemnification and Insurance) will survive the consummation of the Merger. All other representations and warranties, covenants and agreements set forth in this Agreement will terminate at the Effective Time. This Section 8.1 will not affect any covenant or obligation of the Parties that by its terms contemplates performance after the Effective Time.

8.2 Expenses. Except as expressly set forth in Section 7.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger shall be paid by the Party incurring or required to incur such expenses; provided, however, if the Merger is consummated, all costs and expenses incurred by Parent or Merger Sub in connection with the Merger, this Agreement and the transactions contemplated hereby will be paid by the Surviving Corporation. Notwithstanding the foregoing, the costs and expenses of printing and mailing the Proxy Statement and the Schedule 13E-3, and all filing and other fees paid to the SEC in connection with the Merger will be borne by the Company, and the filing fees under the HSR Act will be borne by Parent.

8.3 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Ohio without reference to such state’s principles of conflict of laws. Each of the Parties irrevocably consents to the exclusive jurisdiction of the state and federal courts located in Cleveland, Ohio (or the appellate courts thereof) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the Laws of the State of Ohio for such Persons and waives and covenants not to assert or plead any objection that they might otherwise have.

8.4 Specific Performance; Remedies. (a) The Parties agree that irreparable harm would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof (including failing to take such actions as are required of them hereunder to consummate the Merger), that the right of specific performance is an integral part of this Agreement and that without that right neither the Company nor Parent or Merger Sub would have entered into this Agreement and that, except as set forth in Section 8.4(b), the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms hereof without proof of damages or otherwise, in addition to any other remedies to which they are entitled at Law or in equity. Each of the Parties hereby waives any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate. Except as otherwise provided herein, all remedies available under this Agreement, at Law or otherwise, will be deemed cumulative and not alternative or exclusive of other remedies. The exercise by any Party of a particular remedy will not preclude the exercise of any other remedy. Notwithstanding the foregoing, each of the Parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing Commitments or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and in each case appellate courts thereof), provided, however that if the action, cause of action, claim, cross-claim or third party claim involves no Financing Sources other than Financing Sources who are party to the Preferred Financing, then such action, cause of action, claim, cross-claim or third-party claim will be subject to the jurisdiction of the Delaware Court of Chancery or, if under applicable law such court does not have jurisdiction, other Delaware state court or any Federal court located in the State of Delaware of other (and in each case appellate courts thereof).

(b) The Company will be entitled to seek specific performance of Parent’s obligation to cause the transactions contemplated by the Rollover and Contribution Agreement to be effected and to consummate the Merger only in the event that (i) the conditions to Closing set forth in Section 6.1 and Section 6.3 have been satisfied, (ii) the conditions to the funding of the Financing have been satisfied (other than any conditions related to Parent or its obligations under the Financing), (iii) Parent and Merger Sub fail to complete the Closing in accordance with the terms of this Agreement, and (iv) the Company has irrevocably confirmed that if specific performance is granted and the Financing is funded, then it will take the actions required of it by this Agreement to cause the Closing to occur. For the avoidance of doubt, without prejudice to the provisions of the Guaranty and Voting Agreement, in no event will the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the transactions contemplated by the Rollover and Contribution Agreement to be effected or to complete the Merger if the Financing has not been funded (or will not be funded at the Closing if the transactions contemplated by the Rollover and Contribution Agreement are effected at the Closing). Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement when expressly available pursuant to the terms of this Agreement and to enforce specifically the terms and provisions of this Agreement when expressly available pursuant to the terms of this Agreement will not be required to provide any bond or other security in connection with such order or injunction. The provisions of Section 7.3, Section 8.4, Section 8.5, Section 8.8 and Section 8.9 will be enforceable by each Financing Source and its successors and assigns.

8.5 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.6 Notices. Any notice required to be given hereunder must be in writing, and sent by facsimile transmission (which is confirmed) (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) will be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service) or hand delivery (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Century Intermediate Holding Company c/o American Greetings Corporation One American Road Cleveland, Ohio 44114
Facsimile:	(216) 252-6741
Attention:	Zev Weiss

with copies (which shall not constitute notice) to:

Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Facsimile:	(216) 579-0212
Attention:	Lyle G. Ganske, Esq.
James P. Dougherty, Esq.

and

Jones Day 222 East 41st Street New York, New York 10017
Facsimile:	(212) 755-7306
Attention:	Robert A. Profusek, Esq.

To the Company or the Special Committee:

American Greetings Corporation One American Road Cleveland, Ohio 44144
Facsimile:	(216) 252-6741
Attention:	Scott S. Cowen
Chairman, Special Committee

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Facsimile:	(212) 291-9337
Attention:	Joseph B. Frumkin, Esq.
Brian E. Hamilton, Esq.

and

BakerHostetler LLP
PNC Center
1900 East 9th Street, Suite 3200
Cleveland, Ohio 44114
Facsimile:	(216) 696-0740
Attention:	Robert A. Weible, Esq.
John M. Gherlein, Esq.

or to such other address as any Party may specify by written notice so given, and such notice will be deemed to have been delivered as of the date so telecommunicated or personally delivered or the next Business Day for notices delivered by overnight delivery service. Any Party may notify any other Party of any changes to the address or any of the other details specified in this Section 8.6; provided, however, that such notification will only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of a changed address of which no notice was given will be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and assigns.

8.8 Entire Agreement; Parties in Interest. (a) This Agreement (including the exhibits and schedules hereto), the Rollover and Contribution Agreement, the Financing Commitments, the Confidentiality Agreement and the Guaranty and Voting Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

(b) This Agreement will be binding upon and inure solely to the benefit of each Party and their respective successors, legal representatives and permitted assigns, and, except for the provisions of Section 5.8, which will be enforceable by the beneficiaries contemplated thereby, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except for the right of shareholders to receive the Merger Consideration under Article II following the Closing, and the Financing Sources and their respective successors, legal representatives and permitted assigns with respect to their respective rights under Section 7.3, Section 8.4, Section 8.5, Section 8.8 and Section 8.9. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that (i) the Company derives no contractual rights, whether as third party beneficiary or otherwise, under the Financing Commitments or any financing documents related to the Financing and will not be entitled to enforce the Financing Commitments or any document against any agent, arranger, bookrunner, lender, letter of credit issuer or other financing party that is a party to the Financing Commitments or any financing documents related to the Financing or its Affiliates (collectively, the “Financing Group”), (ii) the Company waives and agrees not to pursue any claim (including any claim under contracts, any claim in tort and any claim for specific performance) it may have against any member of the Financing Group with respect to the failure of the Financing to close, (iii) no member of the Financing Group shall have any liability of Parent or its Affiliates hereunder, and (iv) the members of the Financing Group will have no obligation to provide any Financing except in accordance with the terms and conditions of the Financing Commitments or any definitive agreements with respect to the Financing.

8.9 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after receipt of the Company Shareholder Approval and the Minority Shareholder Approval, if any such amendment or waiver shall, by applicable Law or in accordance with the rules and regulations of NYSE, require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the

Company. Notwithstanding the foregoing, no knowledge, investigation or inquiry, or failure or delay by the Company or Parent in exercising any right hereunder will operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, no amendment, waiver or other modification may be made to Section 7.3, Section 8.4, Section 8.5, Section 8.8 and Section 8.9 that is adverse to the Financing Sources without the consent of the Financing Sources (such consent not to be unreasonably withheld, delayed or conditioned).

8.10 Severability. In the event that any provision of this Agreement, or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void, invalid or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such illegal, void, invalid or unenforceable provision of this Agreement with a legal, valid and enforceable provision that achieves, to the extent possible, the economic, business and other purposes of such illegal, void, invalid or unenforceable provision.

8.11 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference will be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The headings contained in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. References to a Person are also to its permitted assigns and successors.

8.12 Construction. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

8.13 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by electronic transmission in “portable document format” (“.pdf”) form), each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy or otherwise) to the other Parties.

8.14 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“2021 Senior Notes Indenture” means the Indenture, dated as of November 30, 2011, by and between the Company and the Trustee, together with the First Supplemental Indenture, dated as of November 30, 2011, by and between the Company and the Trustee.

“2028 Senior Notes Indenture” means the Indenture, dated as of July 27, 1998, by and between the Company and the Trustee, together with the First Supplemental Indenture, dated as of May 25, 2006, by and between the Company and the Trustee.

“Action” means any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Proposal” means any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to any (i) direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net sales, net income or the total assets of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding shares of any class of equity securities of the Company, (iv) merger, consolidation, business combination, asset purchase, recapitalization or similar transaction involving the Company, or any of its Subsidiaries constituting 20% or more of the value of the Company and its Subsidiaries, taken as a whole, other than the Merger, or (v) related combination of the foregoing types of transactions if the sum of any of (A) percentage of net sales, (B) net income, or (C) total assets, in each case taken separately, of the Company and its Subsidiaries (on a consolidated basis) that is subject to the related combination is 20% or more; in each case other than the Merger.

“Antitrust Laws” has the meaning set forth in Section 5.5(c).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.3(a).

“Beneficially Own” means ownership in accordance with Section 240.13d-3 of the SEC regulations promulgated under the Exchange Act.

“Book-Entry Shares” has the meaning set forth in Section 2.2(a).

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday, Sunday or a day on which the banks in the City of New York are authorized by law or executive order to be closed.

“Cancelled Shares” has the meaning set forth in Section 2.1(c).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certificates” has the meaning set forth in Section 2.2(a).

“Charter Documents” has the meaning set forth in Section 3.1(b).

“Claim” has the meaning set forth in Section 5.8(d).

“Class A Common Shares” means the issued and outstanding class A common shares, par value $1.00 per share, of the Company outstanding immediately prior to the Effective Time.

“Class B Common Shares” means the issued and outstanding class B common shares, par value $1.00 per share, of the Company outstanding immediately prior to the Effective Time.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 2.2(b)(iii).

“Common Shares” means the issued and outstanding shares of the Company, including the Class A Common Shares and the Class B Common Shares.

“Company” has the meaning set forth in the Preamble.

“Company Approvals” has the meaning set forth in Section 3.3(b).

“Company Benefit Plans” means (i) all “employee benefit plans,” as defined in Section 3(3) of ERISA, (ii) all other severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds, or arrangements of any kind, and (iii) all other employee benefit plans, contracts, programs, funds, or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic) and any trust, escrow, or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, shareholders, consultants, or independent contractors of the Company or any of its Subsidiaries that are sponsored or maintained by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is required to make payments, transfers, or contributions.

“Company Board” has the meaning set forth in the Recitals.

“Company Disclosure Schedule” has the meaning set forth in Article III.

“Company Intellectual Property” means all of the following that is owned by, issued or licensed to the Company or any of its Subsidiaries or used in the business of the Company or any of its Subsidiaries: (i) all patents, trademarks, trade names, trade dress, assumed names, service marks, logos, copyrights, Internet domain names and corporate names together with all applications, registrations, renewals and all goodwill associated therewith, (ii) all trade secrets and confidential information (including know-how, formulae, manufacturing and production processes, research, financial business information and marketing plans), (iii) information technologies (including software programs, data and related documentation), and (iv) other intellectual property rights.

“Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence (whether or not constituting any breach of a representation, warranty, covenant or agreement set forth in this Agreement) that (i) has had or would reasonably be expected to have a material adverse effect on the assets, properties, liabilities, business, results of operation or financial condition of the Company and its Subsidiaries, taken as a whole, but will not include facts, circumstances, events, changes, effects or occurrences to the extent, or to the extent attributable to: (A) generally affecting the greeting card or social expressions industry in the geographies in which the Company operates, (B) generally affecting the economy, credit or financial markets in the geographies in which the Company operates, (C) changes after the date of this Agreement in Law or in generally accepted accounting principles or in accounting standards, or any regulatory and political conditions or developments, (D) the announcement of this Agreement or the consummation of the Merger (other than for purposes of any representation or warranty contained in Sections 3.3(b)-(c)), (E) acts of war or military action, sabotage or terrorism, or any escalation or worsening of any such acts of war or military action, sabotage or terrorism, (F) earthquakes, hurricanes, tornados or other natural disasters, except, in the case of each of clauses (A), (B), (C), (E) and (F), to the extent any fact, circumstance, event, change, effect or occurrence disproportionately impacts the assets, properties, business, results of operation or financial condition of the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate,

(G) any action taken by the Company or its Subsidiaries (1) that is expressly required by this Agreement (other than with respect to the Company’s obligations to comply with Section 5.1(a) or Section 5.5), (2) taken with Parent’s written consent, or (3) resulting from any action taken at the written request of Parent, (H) resulting from any change in the market price or trading volume of securities of the Company in and of itself; provided that a fact, circumstance, event, change, effect or occurrence causing or contributing to the change in market price or volume will not be disregarded from the determination of a Company Material Adverse Effect, or (I) the fact of any failure to meet revenue or earnings projections, forecasts, estimates or guidance for any period, whether relating to financial performance or business metrics, including revenues, net incomes, cash flows or cash positions, provided that a fact, circumstance, event, change, effect or occurrence causing or contributing to such failure shall not be disregarded from the determination of a Company Material Adverse Effect; or (ii) that would reasonably be expected to prevent or materially delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions.

“Company Material Contract” has the meaning set forth in Section 3.12.

“Company Meeting” has the meaning set forth in Section 5.4(b).

“Company Performance Shares” has the meaning set forth in Section 3.2(a).

“Company Permits” has the meaning set forth in Section 3.6(b).

“Company RSUs” has the meaning set forth in Section 3.2(a).

“Company SEC Documents” has the meaning set forth in Section 3.4(a).

“Company Shareholder Approval” has the meaning set forth in Section 3.19.

“Company Stock Options” has the meaning set forth in Section 3.2(a).

“Company Stock Plans” has the meaning set forth in Section 3.2(a).

“Confidentiality Agreement” means the letter agreement, dated November 2, 2012, among the Company and certain of the Family Shareholders.

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations, whether written or oral.

“Controlled Group” means a trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or (ii) which together with the Company is treated as a single employer under Section 414(t) of the Code.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of June 11, 2010, by and among the Company, various lending institutions party thereto, as amended from time to time prior to the date hereof, together with the Amended and Restated Pledge and Security Agreement and the Amended and Restated Guaranty of Payment of Debt entered into in connection therewith.

“Dissenting Shares” has the meaning set forth in Section 2.1(f).

“Effective Time” has the meaning set forth in Section 1.3.

“Employees” has the meaning set forth in Section 3.14.

“End Date” has the meaning set forth in Section 7.1(b)(i).

“Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” has the meaning set forth in Section 3.3(b).

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Excluded Shares” has the meaning set forth in Section 2.1(f).

“Family LLC” has the meaning set forth in the Recitals.

“Family Shareholders” means the Persons listed on Exhibit A.

“Filed SEC Documents” has the meaning set forth in Article III.

“Financial Advisor” has the meaning set forth in Section 3.18.

“Financing” has the meaning set forth in Section 4.5.

“Financing Agreement” has the meaning set forth in Section 4.5.

“Financing Commitments” has the meaning set forth in Section 4.5.

“Financing Group” has the meaning set forth in Section 8.8(b).

“Financing Sources” means the parties to the Financing Commitments other than Parent and Merger Sub, together with, to the extent alternative financing from alternative parties is obtained in accordance with this Agreement, any such alternative parties and, in each case, any joinder agreements relating thereto.

“GAAP” has the meaning set forth in Section 3.4(b).

“Governmental Entity” has the meaning set forth in Section 3.3(b).

“Guaranty and Voting Agreement” has the meaning set forth in the Recitals.

“Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Entity or any Environmental Law including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” has the meaning set forth in Section 3.3(b).

“In-the-Money Option” has the meaning set forth in Section 2.3(a).

“Indemnified Party” means each current and former director or officer of the Company or any of its Subsidiaries and each such person who serves or served at the request of the Company as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, together with such person’s heirs, executors or administrators.

“Intervening Event” means an event, change, development, effect, occurrence or state of facts relating to the Company’s prospects that was not known to the Company Board or the Special Committee on the date of this Agreement, becomes known to the Company Board or the Special Committee before the Company Shareholder Approval or the Minority Shareholder Approval shall have been obtained and, if it had occurred prior to the date of this Agreement, would have improved the Company’s prospects such that the Special Committee determines in good faith, after consulting with its legal and financial advisors, that the Transactions are less favorable to the shareholders than the Company continuing to pursue its business as a publicly traded company; provided, however, that in no event will the receipt, existence of or terms of an Alternative Proposal or any inquiry relating thereto constitute an Intervening Event; and provided, further, that a potential leveraged recapitalization of the Company will not constitute an Intervening Event if the conditions in credit markets generally (including interest rates) as of the time in question are substantially similar to such conditions as of the date of this Agreement.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to the Company, the actual knowledge after due inquiry of the officers of the Company (other than the Officer Shareholders) and, with respect to Parent or Merger Sub the actual knowledge after due inquiry of the members of Family LLC.

“Law” has the meaning set forth in Section 3.6(a).

“Laws” has the meaning set forth in Section 3.6(a).

“Lien” has the meaning set forth in Section 3.3(c).

“Measurement Date” means 5 P.M., New York City time, on the Business Day immediately preceding the date hereof.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Minority Shareholder Approval” means an affirmative vote of the holders of issued and outstanding Class A Common Shares and Class B Common Shares, in each case not beneficially owned by the Family Shareholders or by any director or executive officer of the Company or any of its Subsidiaries, voting together as a single class, representing at least a majority of all the votes entitled to be cast thereupon by holders of Class A Common Shares and Class B Common Shares, in each case not beneficially owned by the Family Shareholders or by any director or executive officer of the Company or any of its Subsidiaries; provided, however, that for purposes of the Minority Shareholder Approval, each Class B Common Share shall be entitled to one vote.

“NYSE” has the meaning set forth in Section 3.3(b).

“Officer Shareholders” means Zev Weiss, Morry Weiss and Jeffrey Weiss.

“Ohio Law” has the meaning set forth in Section 1.1.

“Option Value” has the meaning set forth in Section 2.3(a).

“Option Valuation Assumptions” has the meaning set forth in Section 2.3(a).

“Order” has the meaning set forth in Section 5.5(c).

“Out-of-the-Money Option” has the meaning set forth in Section 2.3(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 4.2(b).

“Parent Disclosure Schedule” has the meaning set forth in Article IV.

“Parent Material Adverse Effect” has the meaning set forth in Section 4.1.

“Parties” has the meaning set forth in the Preamble.

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Permitted Liens” means (a) easements, rights-of-way, encroachments, restrictions, conditions and other similar Liens incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (b) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such real property, (c) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in the Company SEC Documents, (d) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (e) pledges or deposits by the Company or any of its Subsidiaries under workers’ compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, (f) rights of consignors of goods or bailors of equipment, whether or not perfected by the filing of a financing statement under the Uniform Commercial Code, (g) statutory rights of setoff in favor of depository institutions in funds of the Company and its Subsidiaries held in operating accounts at such institutions, together with Liens that are contractual rights of setoff in such funds relating to the establishment of depository relationships with banks, and not given in connection with the issuance of indebtedness, (h) non-exclusive licenses to Company Intellectual Property granted in the ordinary course of business consistent with past practice, (i) other encumbrances securing indebtedness that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted, (j) Liens arising from judgments, decrees or attachments not constituting an Event of Default under the Credit Agreement (as defined thereunder), (k) Liens placed upon fixed or capital assets acquired, constructed or improved by the Company, provided that such Liens satisfy the conditions set forth in Sections 7.03(c) and 7.03(i) of the Credit Agreement, and (l) Liens securing indebtedness under, or otherwise permitted under, the Credit Agreement or under the Company’s accounts receivables program.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such Person.

“Preferred Financing” has the meaning set forth in Section 4.5.

“Proxy Statement” has the meaning set forth in Section 3.11.

“Recommendation” has the meaning set forth in Section 3.3(a).

“Recommendation Change” has the meaning set forth in Section 5.3(d).

“Redacted Fee Letter” means the fee letter from Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc., PNC Bank, National Association and PNC Capital Markets LLC, and KeyBank National Association, and Macquarie Capital (USA), Inc. and MIHI LLC, in which the only redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such financing source, except to the extent a reduction from such financing source would be offset by an increase in the debt financing or other funding being made available by such financing source or another financing source.

“Remaining Option Term” has the meaning set forth in Section 2.3(a).

“Representatives” has the meaning set forth in Section 5.3(a).

“Rolled Shares” has the meaning set forth in the Recitals.

“Rollover and Contribution Agreement” has the meaning set forth in the Recitals.

“Schedule 13E-3” has the meaning set forth in Section 3.11.

“SEC” has the meaning set forth in Section 3.4(a).

“Securities Act” has the meaning set forth in Section 3.4(a).

“Senior Commitment Letters” has the meaning set forth in the Section 4.5.

“Senior Financing” has the meaning set forth in the Section 4.5.

“Senior Notes Indentures” means the 2021 Senior Notes Indenture together with the 2028 Senior Notes Indenture.

“Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature and (d) such Person is not insolvent under Section 1336 of the Ohio Revised Code (the Ohio Uniform Fraudulent Transfer Act). For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions and refinancing, or a combination thereof, to meet its obligations as they become due.

“Special Committee” has the meaning set forth in the Recitals.

“Specified Expenses” has the meaning set forth in Section 7.2(a).

“Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership); provided, however, that the definition of Subsidiary with respect to the Company shall not include The Hatchery, LLC.

“Superior Proposal” means a bona fide written Alternative Proposal (except that the references to “20%” in the definition thereof will be deemed “50%”) that the Special Committee determines in its good faith judgment (after consulting with outside counsel and its financial advisor), taking into account all legal, financial and regulatory and other aspects of the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), the likelihood and timing of required governmental approvals and consummation and the Person making the proposal, would be more favorable to the shareholders of the Company (other than the Family Shareholders, Parent and Merger Sub) (solely in their capacity as such) from a financial point of view than the Merger (including any adjustment to the terms and conditions proposed by Parent in response to such Alternative Proposal, including with respect to the Merger Consideration).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Surviving Shares” has the meaning set forth in Section 2.1(d).

“Tax Return” means any return, report or similar filing (including attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added.

“Transactions” means the Merger and other transactions contemplated by this Agreement, other than the Financing.

“Trustee” means The Bank of Nova Scotia Trust Company of New York, a trust company organized under the laws of the State of New York.

“Valuation Advisor” has the meaning set forth in Section 2.3(a).

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

CENTURY INTERMEDIATE HOLDING COMPANY

By:	/s/ Zev Weiss
	Name:	Zev Weiss
	Title:	Vice President and Secretary

CENTURY MERGER COMPANY

By:	/s/ Zev Weiss
	Name:	Zev Weiss
	Title:	Vice President and Secretary

AMERICAN GREETINGS CORPORATION

By:	/s/ Christopher W. Haffke
	Name:	Christopher W. Haffke
	Title:	Vice President, General Counsel and Secretary

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

Exhibit A

Family Shareholders

	Class A Common Shares	Class B Common Shares
Morry Weiss	—	222,241
Judith Weiss	—	78,800
Zev Weiss	—	70,935
Jeffrey Weiss	—	52,919
Gary Weiss	3,130	11,430
Elie Weiss	—	23,430
Irving I. Stone Limited Liability Company	—	1,818,182